

03 JUL 14 AM 7:21

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

3 July 2003

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549



03024632

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 June 2003 till 30 June 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

dlw 7/18

s/sec/adr/adrltr-june03.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Robinson Group to open John Little and Marks & Spencer at Plaza Singapura	5 June 2003	For Public Relations Purposes
News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott opens second serviced residence in Tokyo"	9 June 20003	For Public Relations Purposes
Striking-off of dormant indirect wholly-owned subsidiaries	11 June 2003	SESTL Listing Manual
Announcements and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Offer and Placement by The Development Bank of Singapore Ltd of 119,800,000 new units in CapitaMall Trust", "Notice of Books Closure & Distribution Payment Date", "CapitaMall Trust new units to be issued at S$1.07 per unit" and "Presentation Slides – Equity fund raising for acquisition of IMM Building"	11 June 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Notice of early redemption of the series no. 001 S$100,000,000 secured rate notes due 2005 of The Ascott Group Limited"	11 June 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Incorporation of new subsidiaries – Raffles Corporation (Japan) Pte Ltd and Swissotel Osaka Nankai KK"	11 June 2003	For Public Relations Purposes
News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Public ATM offering of 30 million new units fully taken up"	12 June 2003	For Public Relations Purposes
Divestment of stake in Premier Health Corporation (M) Sdn Bhd	13 June 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – Management contract to operate the Nai Lert Park, Bangkok"	13 June 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment of Audit Committee member"	16 June 2003	For Public Relations Purposes
Incorporation of indirect wholly-owned subsidiaries, SBR Private Limited and RPoint Pte. Ltd.	18 June 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Change of office holders"	18 June 2003	For Public Relations Purposes
News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott opens new serviced residence in Bangkok"	18 June 2003	For Public Relations Purposes
Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Announcement by The Development Bank of Singapore Ltd – *CapitaMall* Trust : Placement by DBS Bank of 119.8 million new units" and "Overwhelming demand for new CMT units – Private placement 28 times over-subscribed'	23 June 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Raffles Holdings achieves S$30 million gain on divestment of subsidiary"	23 June 2003	For Public Relations Purposes
Capital reduction by subsidiary, Sperrylite Pte. Ltd.	24 June 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Sale of 50% interests in King Street Wharf and Freshwater Place and launch of fourth wholesale property trust"	24 June 2003	For Public Relations Purposes
Option agreement dated 20 December 2002 entered into between CapitaLand Commercial Limited and International Merchandise Mart Ltd relating to the IMM Building	26 June 2003	SESTL Listing Manual
Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Completion of the acquisition of IMM Building" and "CapitaMall Trust completes purchase of IMM Building"	26 June 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Exercise of options by The Ascott Group Limited to purchase all outstanding series no. 004 S$24,000,000 variable rate notes due 2005, series no. 008 S$27,750,000 variable rate notes due 2007, and series no. 009 S$10,000,000 variable rate notes due 2007 of The Ascott Group Limited"	26 June 2003	For Public Relations Purposes
Sale and Purchase Agreement relating to Siam Holdings Ltd	27 June 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Acquisition of entire equity interest in Siam Holdings Ltd"	27 June 2003	For Public Relations Purposes
Increase in unitholding in CapitaMall Trust	27 June 2003	SESTL Listing Manual
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott secures management contract for serviced residence in Melbourne"	30 June 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Sale of residential units at Kallista Residence by Siam Real Estate Fund, Thailand"	30 June 2003	For Public Relations Purposes

MASNET No. 21 OF 05.06.2003
Announcement No. 21

CAPITALAND LIMITED

ROBINSON GROUP TO OPEN JOHN LITTLE AND MARKS & SPENCER AT PLAZA SINGAPURA

News Release.pdf

Submitted by Tan Wah Nam, Company Secretary on 05/06/2003 to the SGX

02-4507



For Immediate Release
5 June 2003

ROBINSON GROUP TO OPEN JOHN LITTLE AND MARKS & SPENCER AT PLAZA SINGAPURA

Occupancy based on new repositioned tenant mix grows to over 90%

Singapore, 5 June 2003 – Robinson Group will soon be setting up John Little store, a well known general merchandiser, and Marks & Spencer, a specialist retailer of fine food and fashion, at Plaza Singapura. With the signing on of Robinson Group as an anchor tenant, committed occupancy based on Plaza Singapura's new and repositioned tenant mix grows to more than 90%. The other prominent retailers and anchor tenants at Plaza Singapura include Carrefour, an international hypermart operator; Spotlight, an Australian craft and fabric retailer; and Best Denki Singapore, a leading electrical and electronics products chain.

Mr Peter Husum, CEO of Robinson & Co. Limited said, "We are happy to have signed on at Plaza Singapura, which enables us to be located at another strategic position along the prime Orchard Road shopping belt. The John Little and Marks & Spencer concepts will fit in very well with the repositioned Plaza Singapura. Our stores will also benefit from the increased shopper traffic from the new Dhoby Ghaut MRT interchange."

Mr Pua Seck Guan, Deputy CEO (Retail) of CapitaLand Commercial added, "We are happy to have such strong anchor tenants for Plaza Singapura. They complete Plaza Singapura's positioning as a family-oriented mall serving the basic shopping needs of a population catchment of 500,000 people in the Orchard Road, River Valley and Bukit Timah areas. The opening of the new Dhoby Ghaut interchange, as well as the presence of these new anchor tenants will draw increased shopper traffic. Plaza Singapura will be a new shopping hub at Orchard Road."

The new anchors will occupy space on every level, revitalising the tenant mix of the mall. Carrefour, which is slated to open in October 2003 will occupy over 80,000 sq ft on

Basement 1 and 2, and Level 1. John Little (15,660 sq ft) and Marks & Spencer (9,350 sq ft) will be located on Level 2 and Level 3 respectively. Both stores are expected to open in October 2003. Best Denki (20,000 sq ft) will open later this month on Level 4 while Spotlight (27,000 sq ft) will open its new store on Level 5 in August. Yamaha Music School, one of the largest music schools in Singapore, and Golden Village Cinemas, which offers a 10-screen Cineplex, will continue to anchor Level 6 and Level 7 respectively.

Exciting food offerings for shoppers include the new food court by Kopitiam at Level 6. A new concept food hall has also been created at Basement 2. New food eateries, and convenience and service trades have been introduced to give Basement 2 a 'market place' feel. The eateries offer a wide range of food including tom yam udon, Vietnamese stuffed puffs, Chinese pastries, Korean maki, pizza and pasta.

Plaza Singapura's Basement 2 is directly linked to the new Dhoby Ghaut interchange. It is the largest station in the MRT network, and the node point where both the new North-East line and the future Circle line will be linked to the existing Dhoby Ghaut MRT station. The interchange is targeted to open as early as next week. More than 20,000 people are expected to go through the station every hour during peak periods.

About Plaza Singapura

With over 460,000 sq ft of net lettable area spread over nine-storeys, Plaza Singapura offers shoppers a wide range of shopping, entertainment and leisure activities. Each floor has been creatively themed to focus on specific groups within the target markets to ensure that there is something for everyone in the family. It enjoys convenient accessibility with its direct link at Basement 2 to the new Dhoby Ghaut MRT interchange. The tenant mix includes popular household brand names and diverse anchor tenants like Carrefour hypermarket, Best Denki, the leading electrical and electronics chain store in Singapore, Yamaha Music School, one of the largest music schools in Singapore, and Golden Village Cinemas which offers a 10-screen cineplex.

About CapitaLand Commercial

CapitaLand Commercial is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Japan and Kuala Lumpur.

Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, the company manages seven prime retail properties : Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centres; Liang Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

CapitaLand Commercial is the commercial property business unit of CapitaLand, one of the largest listed real estate companies in Asia.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financial products, are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. Visit www.capitaland.com for more details.

Issued by CapitaLand Limited

For more information, please contact:

Julie Ong, Tel : 62396751; HP : 97340122

MASNET No. 31 OF 09.06.2003
Announcement No: 31

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT OPENS SECOND SERVICED RESIDENCE IN TOKYO"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott's - Somerset Azabu East - June 9.P

Submitted by Jessica Lum, Assistant Company Secretary on 09/06/2003 to the SGX

82-4507


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 9, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Opens Second Serviced Residence in Tokyo

The Ascott Group, an international serviced residence company, has opened its second serviced residence in Tokyo, the 79-unit Somerset Azabu East.

The 14-storey property, with panoramic views of Tokyo Tower and Shiba Park, is in the heart of the prime Higashi-Azabu district of Minato ward. It is close to embassies, multinational companies, entertainment centres and restaurants. Tourist attractions such as the Zojo-ji Temple, Minato City Hall, Tokyo Tower and public library are also in the vicinity.

As part of the group's portfolio of Somerset residences, Somerset Azabu East is targeted at senior to upper management executives. The property offers stylish studio and one-bedroom suites with facilities such as a well-equipped fitness centre, indoor pool and rooftop barbecue terrace.

Ascott's deputy CEO (Operations), Mr Cameron Ong, said: "Somerset Azabu enables Ascott to tap the growing demand for serviced residences and expatriate housing in Tokyo. As there is limited supply of four and five-star serviced residences in the city, we have the opportunity to redefine the product and achieve market impact quickly."

Mr Ong added that Somerset Azabu has drawn on the group's international marketing network, leading brands and proven operational systems to build up its occupancy.

- more -

"The residence has performed strongly, achieving over 60 per cent occupancy in just three months of operations. Somerset Roppongi, our first serviced residence in Tokyo which opened in July last year, is also performing well," he said.

The Ascott Group has over 13,500 serviced residence units in 37 cities in Asia, Australasia and Europe. With Somerset Azabu East, its presence in Tokyo will increase to 340 serviced apartments and corporate leasing units.

Ascott's entry into Japan is in line with its strategy to become a major serviced residence operator in the gateway cities of North Asia.

The group's presence in Tokyo is part of a joint venture with one of Japan's largest developers, Mitsubishi Estate Co Ltd, to own, develop and manage serviced residences in the country. The venture combines Ascott's expertise in managing serviced apartments with Mitsubishi Estate's local knowledge of the property market.

Somerset Azabu East

Purpose-built for expatriate executives and their families, Somerset Azabu East provides broadband Internet access, a fully-equipped kitchen and television with satellite channels. It also offers maid services, 24-hour reception and security, and complimentary daily breakfast.

Guests at the residence will also enjoy Ascott's 'enriched living experience' programme, with support services to help them succeed in the city. These include activities to facilitate their business networking, community integration and family recreation in Tokyo.

Somerset Roppongi

The 64-unit Somerset Roppongi offers studio to two -bedroom apartments. A five-minute walk from Roppongi subway station on the Hibiya and Oedo Line, the serviced residence is also near subways stations such as Akasaka, Tameike-Sanno and Kamiyacho.

02-4504

Ascott is also assisting with the management of 200 corporate leasing apartments in the Green Park Akasaka, Komazawa Garden House, Nakameguro Residence and Shochiku Square Residence, as part of its joint venture.

The Somerset Azabu East management contract is not expected to have any material impact on Ascott's financial results for the current financial year.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : June 9, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 100 properties across 37 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- end -

MASNET No. 18 OF 11.06.2003
Announcement No. 22

CAPITALAND LIMITED

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect wholly-owned subsidiaries of CapitaLand have, upon their application and as subsequently notified in the Government Gazette notification dated 23 May 2003, been struck off the Register of Companies pursuant to Section 344 (4) of the Companies Act, Cap. 50, with effect from 9 April 2003:

Azinger Investments Pte Ltd
PVortal 2 Pte Ltd
PVortal 4 Pte Ltd
PVortal 5 Pte Ltd

The above striking-off of CapitaLand's subsidiaries is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
11 June 2003

Submitted by Tan Wah Nam, Company Secretary on 11/06/2003 to the SGX

82-4507

MASNET No. 21 OF 11.06.2003
Announcement No. 25

CAPITALAND LIMITED

ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "(1) OFFER AND PLACEMENT BY THE DEVELOPMENT BANK OF SINGAPORE LTD OF 119, 800, 000 NEW UNITS IN CAPITAMALL TRUST; (2) NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE; (3) NEWS RELEASE - CAPITAMALL TRUST NEW UNITS TO BE ISSUED AT S$1.07 PER UNIT; AND (4) PRESENTATION SLIDES - EQUITY FUND RAISING FOR ACQUISITION OF IMM BUILDING"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued announcements and news release on the above matter. Attached CMTML's announcements and news release are for information.


CMTML - annc.PDI CMTML - bk closure n distribution payment. CMTML - news release.PD

CMTML had also posted the presentation slides on the equity fund raising for acquisition of IMM Building. For details, please refer to the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 11/06/2003 to the SGX

82-4507



(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT (THE "PLACEMENT") BY THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS") OF 119,800,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE* OF S$1.07 FOR EACH NEW UNIT BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 73,907,026 NEW UNITS TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CIRCULAR DATED 11 JUNE 2003 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 OF THE EXISTING UNITS (AS DEFINED IN THE CIRCULAR) HELD AS AT 9 JUNE 2003, 5.00 P.M.;

(II) AN OFFERING OF 30,000,000 NEW UNITS TO THE PUBLIC IN SINGAPORE ONLY THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS (INCLUDING POSB ATMS) (THE "ATM OFFERING") ON A "FIRST-COME, FIRST-SERVED" BASIS; AND

(III) A PRIVATE PLACEMENT OF 15,892,974 NEW UNITS (THE "PRIVATE PLACEMENT") TO RETAIL AND INSTITUTIONAL INVESTORS.

PREFERENTIAL OFFERING OF 73,907,026 NEW UNITS AT S$1.07 PER NEW UNIT

The Preferential Offering is made to Singapore Registered Unitholders on a non-renounceable basis of 1 New Unit for every 10 of the Existing Units held as at 9 June 2003, 5.00 p.m.

The Circular has been despatched to Singapore Registered Unitholders on 11 June 2003 **and it requires your immediate attention.** *Singapore Registered Unitholders* who wish to accept their provisional allocations of New Units under the Preferential Offering may do so in the manner set out in Circular.

The Preferential Offering will close on:

- 18 June 2003 at 4.45 p.m. (for acceptance made through an Acceptance Form (as defined in the Circular)); and
- 18 June 2003 at 9.30 p.m. (for acceptance made through an ATM of a Participating Bank (as defined in the Circular)).

Singapore Registered Unitholders who had used their Central Provident Fund Investible Savings ("CPF Funds") to purchase their Existing Units can **only** accept their provisional allocations of New Units by instructing the relevant banks in which they hold their Central Provident Fund Investment Accounts to do so on their behalf.

The trust deed constituting CMT provides that the issue price of the New Units must not comprise more than a 5% discount to the weighted average price for trades done on Singapore Exchange Securities Trading Limited (the "SGX-ST") on the day the placement agreement relating to the Placement is signed. The weighted average shall be calculated based on the trades done for a full market day or, if trading in the listed units in CMT ("Units") is not available for a full market day, the weighted average price shall be calculated based on the trades done on the preceding market day up to the time the said placement agreement is signed. This issue price of S$1.07 for each New Unit complies with the trust deed requirement described herein.

ATM OFFERING IN RESPECT OF 30,000,000 NEW UNITS AT S$1.07 PER NEW UNIT

The ATM Offering is made in and accompanied by the Circular. Anyone wishing to acquire the New Units under the ATM Offering will need to make an application in the manner set out in the Circular. Copies of the Circular may be obtained on request from any branch of DBS / POSB.

- Only for DBS / POSB ATM cardholders.
- On a "first-come, first-served" basis.
- Applicants may use cash and/or CPF Funds.
- Minimum New Units per application: 100 New Units (investors may also apply for larger numbers of New Units in integral multiples of 100 units).
- Units are traded in board lots of 1,000 Units. Approval has been obtained from the SGX-ST for the setting up of a temporary counter to allow unitholders and investors to trade in board lots of 100 Units for a period of two months from the expected trading date for the New Units.
- Maximum New Units per application: 500,000 New Units.
- Expected trading date for New Units: 26 June 2003 at 2.00 p.m..
- Any references to "Prospectus" and "Shares" on the ATM screens will be references to the Circular and New Units, respectively.

The ATM Offering will open on 12 June 2003 at 9.00 a.m. and will close on 18 June 2003 at 12.00 noon (subject to an early closure, at the discretion of DBS (after consultation with the Manager), in the event that the New Units under the ATM Offering are fully taken up).

PRIVATE PLACEMENT OF 15,892,974 NEW UNITS AT S$1.07 PER NEW UNIT

The 15,892,974 New Units under the Private Placement will be privately placed by DBS to retail and institutional investors.

Lead Manager and Underwriter


DBS

Sub-underwriter

UOB Kay Hian Private Limited

DISCLAIMERS

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the manager of CMT, CapitaMall Trust Management Limited ("the "Manager"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4504


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE & DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **24 June 2003 at 5.00 p.m.** to determine unitholders' entitlements to the CMT distribution for the period 1 January 2003 to 25 June 2003 (the "**Distribution**")[1].

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with units as at 5.00 p.m. on 24 June 2003 will be entitled to the Distribution to be paid on or about 28 July 2003.

The current expectation of CapitaMall Trust Management Limited, the manager of CMT, is that the quantum of the distribution per unit under the Distribution will be between 3.59 cents and 3.69 cents per unit in CMT, and no less than 3.59 cents per Unit. The actual quantum of the distribution per unit will be announced on or about 17 July 2003, after the management accounts of CMT for the relevant period are finalised.

DECLARATION FOR SINGAPORE TAX PURPOSES

Qualifying unitholders will first receive the gross Distribution, but will have to pay income tax later at their own applicable individual or corporate tax rate. Such unitholders must complete a prescribed form for declaring their Singapore tax residence status (the **Declaration Form**"). They will receive the Declaration Form from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and they will have to complete and return the Declaration Form to the Registrar, Lim Associates (Pte) Ltd.

Qualifying unitholders include Singapore Citizens/Permanent Residents and Singapore companies, who are tax resident in Singapore. The complete list of qualifying unitholders will be shown on the Declaration Form.

Lim Associates (Pte) Ltd will despatch the Declaration Form to unitholders on or around **26 June 2003.**

CPF/ SRS FUNDS

Unitholders who have purchased their units using Central Provident Fund (CPF) or Supplementary Retirement Scheme (SRS) fund will receive a gross Distribution which is tax exempt. Therefore, there is no need for such unitholders to fill up the Declaration Form.

JOINT OR NOMINEE UNITHOLDERS

Unitholders who hold their units jointly or through nominees will receive their Distribution net of 22% tax. These unitholders therefore do not need to return the Declaration Form in respect of units held jointly or through nominees.

[1] The Distribution will be in respect of the period 1 January 2003 to 25 June 2003 instead of the original scheduled period of 1 January 2003 to 30 June 2003 because of the proposed issue of new units in CMT to partly finance the acquisition of IMM Building. For further details about the Distribution and the issue of new units in CMT, see the CMT circular dated 11 June 2003.

82 - 4507

IMPORTANT NOTE

Qualifying unitholders must complete and return the Declaration Form by 5.00 p.m. on 14 July 2003 in order to receive the gross Distribution as described above.

IMPORTANT DATES AND TIMES

24 June 2003 at 5.00 p.m.	CMT books closure
14 July 2003 at 5.00 p.m.	Unitholders must complete and return the Declaration Form
On or about 17 July 2003	Announcement of the actual quantum of the distribution per unit under the Distribution
On or about 28 July 2003	Payment of the Distribution

For enquiries, please contact Mr Jack Lam at 6239 6543 or email: jack.lam@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
11 June 2003

02-4504



NEWS RELEASE

11 June 2003
For Immediate Release

CAPITAMALL TRUST NEW UNITS TO BE ISSUED AT S$1.07 PER UNIT
Attractive forecast annualised yield of 7.5% for 2003 and 7.6% for 2004*

Singapore, 11 June 2003 – CapitaMall Trust Management Limited (CMTML), the Manager of CapitaMall Trust (CMT), today announced details of the equity fund raising exercise following the clear mandate from unitholders at an Extraordinary General Meeting on 30 May 2003 to proceed with the fund raising and the acquisition of IMM Building. The 119.8 million new units to be placed by Lead Manager and Underwriter, DBS Bank, will be issued at S$1.07 per new unit. This is a discount of 3.6% from the last traded price on 10 June 2003 of S$1.11 to provide for the estimated advanced distribution of 3.59¢ (in respect of the period from 1 January 2003 to 25 June 2003) to existing unitholders. Only existing unitholders as at 5.00 pm on 24 June 2003 will be entitled to the estimated advanced distribution.

At the issue price of S$1.07 per new unit, the forecast yield is an attractive 7.5% (annualised) in 2003 and 7.6% in 2004*. Unitholders can also expect a higher annualised distribution per unit of 8.04¢ in 2003, and 8.14¢ in 2004 due to the yield-accretive nature of the acquisition*. This is an increase of 9.4% over the revised annualised forecast distribution per unit of 7.35¢ currently generated by CMT's three existing malls — Tampines Mall, Junction 8 and Funan The IT Mall.

The placement, which is fully underwritten by DBS Bank, comprises the Preferential Offering of 73.91 million units for Singapore Registered Unitholders, the ATM Offering of 30.00 million units for the public on a "first-come, first-served" basis and the Private Placement of 15.89 million units.

A) Preferential Offering

The Preferential "1-for-10" Offering to Singapore Registered Unitholders will open on 12 June 2003 at 9.00am. For acceptance using forms, the close of the offer is on 18

---

* Based on the issue price of S$1.07 per new unit and on the assumptions set out in the CMT circular dated 11 June 2003 (the "Circular")

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June 2003 at 4.45pm. For acceptance at ATMs of DBS/POSB, OCBC Bank and UOB Group, the close is on 18 June 2003 at 9.30pm.

B) ATM Offering

The ATM Offering, which is only available at DBS and POSB ATMs, will open on 12 June 2003 at 9.00am and close on 18 June 2003 at 12 noon (subject to an early closure, at the discretion of DBS Bank (after consultation with CMTML) in the event that the units under the ATM Offering are fully taken up). It is on a "first-come, first-served" basis.

Minimum board lot size traded on the SGX-ST is 1,000 units. For the convenience of investors, they can apply for new units in multiples of 100 (minimum 100 new units) in order to "make whole" any odd lots. In addition, the odd lots may be traded on the SGX-ST on a 100-unit basis for a period of two months from 26 June 2003.

C) Private Placement

Retail and institutional investors can subscribe for the Private Placement through DBS Bank's designated placement agents.

Said Mr Eric Ang, Managing Director, Investment Banking, DBS Bank, "The yield is very attractive. At the issue price of S$1.07, CMT is offering investors a yield of 7.5% (based on the assumptions set out in the Circular). This compares very favourably with other yield driven investment alternatives. We are confident that the whole offering will be well-subscribed."

The expected trading date of all the new units on the SGX-ST is 26 June 2003 at 2.00pm.

Said Mr Pua Seck Guan, Chief Executive Officer, CapitaMall Trust Management Limited, "CMT, with its strong focus on suburban malls, has so far provided a stable income stream for unitholders in spite of the challenging economic climate. The acquisition of a new prime suburban mall, IMM Building, will not only improve earnings but also provide exciting growth opportunities for unitholders. We believe that our proactive asset management and enhancement strategies will continue to help maximise returns for unitholders."

Visit CMT's website at www.capitamall.com or call DBS Hotline at 1800-2227333 for more details of the placement. An electronic copy of the Circular will be available on CMT's

82-4507

website from 3.00pm on 11 June 2003. Copies of the Circular will also be available and may be obtained on request from any DBS/POSB branch from 12 June 2003. Investors should read the whole of the Circular.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 420 local and international tenants. With a portfolio made up of three major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 and Funan The IT Mall, CMT has performed well and exceeded initial forecasts in year 2002 and the first quarter of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:

Julie Ong, DID : 62396751; Email :julie.ong@capitaland.com.sg

Disclaimers

The value of units in CMT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This press release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.07 per new Unit and on the Manager's assumptions as explained in the Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the Issue Price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for or purchase new units in CMT.


CapitaMall Trust
CapitaMall Trust

This material or our presentation is for informational purposes only and should be read in conjunction with the circular issued by the Manager (as manager of CapitaMall Trust ("**CMT**")) on 11 June 2003 ("**Circular**").

The value of units in CMT and the income from them may fall as well as rise. Units in CMT are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the "**Manager**" or "**CMTML**") or any of its affiliates, nor The Development Bank of Singapore ("**DBS Bank**"). An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This material may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. **All relevant forecasts and return projections are based on a specified issue price per Unit and on the Manager's assumptions as explained in the Circular.** You are advised to read the Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

82-4507

Placement Structure
Mr Eric Ang
Managing Director
Investment Banking
DBS Bank

Business & Strategy
Mr Pua Seck Guan
Chief Executive Officer
CapitaMall Trust Management Limited


CapitaMall
Trust

DBS

3


Total Purchase Price & Expenses
S$268.7 m
1) Debt Financing
S$140.5 m
+
2) Equity Fund Raising
S$128.2 m
CapitaMall
Trust
DBS

4

Total New Units = 119.8 million at S$1.07 per Unit

Private Placement 13.3%

ATM Offering 25.0%

Preferential Offering 61.7%

- **Placement of 119.8 million New Units via:**
  - Preferential Offering 73.9 m
  - ATM Offering 30.0 m
  - Private Placement 15.9 m

DBS

5

CapitaMall Trust



The Placement
119.8 m Units
ATM Offering
30.0 m Units
Private Placement
15.9 m Units
"1-for-10" Preferential Offering for up to 73.9 million New Units
Singapore Registered Unitholders as at Book Closure Date 9 June 2003
Acceptance via :
- ATMs of DBS/POSB and Participating Banks
- Acceptance Form
Unitholders who bought existing Units using CPF funds should approach CPFIS agent banks
DBS
6
CapitaMall Trust

82-4507


The Placement
119.8 m Units
Preferential Offering
73.9 m Units
Private Placement
15.9 m Units
Public subscription for 30.0 million New Units
Available only at DBS & POSB ATMs
First-come, first-serve
Cash or CPF funds
Existing Unitholders can apply for ATM Offering in multiples of 100 Units to make up 1,000 Unit lots
DBS
CapitaMall Trust
7


The Placement
119.8 m Units
Preferential Offering
73.9 m Units
Private Placement
15.9 m Units
Rationale for ATM structure
First-come, first -serve basis provides certainty of allocation
Eliminates need for balloting, hence reducing order inflation
Short execution time
Strong retail participation will drive liquidity in CMT
DBS
CapitaMall Trust
8

82-4507


The Placement
119.8 m Units
Preferential Offering
73.9 m Units
Private Placement
15.9 m Units
Application in Multiples of 100 Units
Enable existing Unitholders to "round up" Preferential Offering Units
Odd lot trading available for 60 days
Investing public should not apply in multiples of 100 Units
DBS
9
CapitaMall Trust


The Placement
119.8 m Units
Preferential Offering
73.9 m Units
ATM Offering
30.0 m Units
Institutional investors and other investors
Subscription via Placement Agents
DBS
10
CapitaMall Trust

82-4507



The Placement
119.8 m Units
Preferential Offering
73.9 m Units
ATM Offering
30.0 m Units
+
39.4 m Units
23.5 m Units

- Indicative interest greatly exceeded 15.9 m Units
- Private Placement tranche increased from 15.9 m to 39.4 m Units
- 23.5 m Units from key investors prepared to give up entitlement in favour of investing public
- Increases tranche size significantly from 15.9 m to 39.4m Units
- CapitaLand Group may elect to forego Preferential Offering entitlement
- Allow broader participation in Issue



$1.12
$1.10
$1.08
$1.06
$1.04
$1.02
$1.00
Price $
$1.11
-$0.04
$1.07
Closing Price 10 June 2003
Accrued Distribution & Discount
Issue Price

- Accrued Distribution ensures fungibility of Existing and New Units

DBS

CapitaMall Trust

12



$1.15
$1.10
$1.05
$1.00
$0.95
Market Price $1.11 at 10 June 2003
Issue Price $1.07
IPO at $0.96
7/16/2002
8/2/2002
8/21/2002
9/9/2002
9/26/2002
10/15/2002
11/1/2002
11/20/2002
12/9/2002
12/26/2002
1/14/2003
1/31/2003
2/19/2003
3/10/2003
3/27/2003
4/15/2003
5/2/2003
5/21/2003
Forecast Distribution Yield*
2003
2004
7.5%
7.6%
* Based on Issue Price of S$1.07 and the assumptions in the CMT Circular dated 11 June 2003
DBS
13
CapitaMall Trust



Price Performance 16 July 2002 to 10 June 2003
Price Index (Base = 100)
130.0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
CMT + 16%
STI - 9%
SESPROP - 13%
Track Record
Delivered annualised yield of more than 7%
Outperformed forecast Distribution per Unit
Outperformed broader equity market indices
Capital growth of 16% since IPO
DBS
14
CapitaMall Trust

82-4507


Yield Comparison
Yield %
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
7.5%
4.2%
3.3%
2.5%
2.2%
2.0%
0.6%
CMT
STI Dividend Yield
SESPROP Dividend Yield
CPF
LTA 10 Yr Bond
10 Yr Government Bond
12 Month Fixed Deposit
Attractive Yield
Additional growth from IMM asset enhancements
DBS
Source: Bloomberg, CPF Board and DBS Bank as at 10 June 2003
CapitaMall Trust
15


The Placement 119.8 m Units
Preferential Offering 73.9 m Units
ATM Offering 30.0 m Units
23.5 m Units
+
39.4 m Units
OPENING
12 June 2003 9.00 am
12 June 2003 9.00 am
11 June 2003
CLOSING
[8 June 2003 Form - 4.45 pm ATM - 9.30 pm
18 June 2003 12.00 noon (subject to early closure)
Expected to be 12 June 2003
DBS
CapitaMall Trust
16

02-4507

Placement Structure
Mr Eric Ang
Managing Director
Investment Banking
DBS Bank

Business & Strategy
Mr Pua Seck Guan
Chief Executive Officer
CapitaMall Trust Management Limited

DBS


CapitaMall
Trust

17

- **Proposed IMM acquisition expected to generate annualised DPU of 8.04¢ in 2003, and 8.14¢ in 2004**

	IPO 2003 Forecast	Q1 2003 Annualised	2003 Revised Forecast[1]			2004 Revised Forecast		
			Before IMM	After IMM[2]	Variance	Before IMM	After IMM[2]	Variance
DPU (¢)	6.96	7.34	7.35	8.04	9.4%	7.38	8.14	10.2%

[1] Annualised for the period June – December 2003, based on the assumptions of the CMT Circular dated 11 June 2003

[2] Gearing increased to 27.4%

DBS

CapitaMall Trust

18

82-4507

Unit price	IPO Forecast (6.96¢)	Revised Forecast (7.35¢)	After IMM* (8.04¢)	Variance
	2003 Annualised Distribution Yield (%)			
S$1.07	6.50	6.87	7.51	9.3%
S$1.11 (closing price)	6.27	6.62	7.24	9.4%

IMM Building Acquisition is **"Yield Accretive"** (i.e.. higher return on equity)

*Gearing raised to 27.4% based on the assumptions of the CMT Circular of 11 June 2003

DBS CapitaMall Trust

19



Higher DPU due to the attractive property yield of IMM Building and the improvement to the existing capital structure.
Cents
9.00
8.00
7.00
6.00
5.00
8.04
0.22
7.35
8.14
0.29
7.38
Jun-Dec 2003 (Annualised)
2004
Sources of DPU Improvement:
After the Acquisition and improvement in capital structure
After the Acquisition and before improvement in capital structure
Existing Properties
DBS
CapitaMall Trust
20

It is contemplated that borrowings of up to S$141 million will be incurred, increasing gearing from 20.2% to 27.4%, whilst endeavoring to maintain the current AAA debt rating

CMT issuer rating maintained at A-

1) Up to S$125 mil	• seven-year term loan, interest rate to be fixed when drawn; and
2) Up to S$ 16 mil	• a revolving credit arrangement (at a floating interest rate based on the Singapore swap offer rate plus a margin)

Debt Profile After Additional Borrowings

Amount	Tenor (Remaining)	Expiry
S$44 mil	Revolving credit	2003 (13%)
S$172 mil	4 years	2007 (50%)
S$125 mil	7 years	2010 (37%)

- ✓ **Optimise capital structure** by increasing gearing to up to approximately 28% (well within the 35% limit)
- ✓ **Ensure debt facility remains AAA rated** - credit risk profile is maintained
- ✓ **Generate a higher return on equity** for Unitholders

✓ ***CMT will have an enlarged portfolio of assets in which no more than 37.1% of the total net property income will be derived from any one property, down from 49% prior to the acquisition.***


Before Acquisition
After Acquisition
Funan
20%
TM
49%
TM
37%
Funan
15%

DBS

CapitaMall Trust

✓ ***The acquisition will allow CMT to diversify its portfolio of properties such that it can cater to different tenancy demands in different parts of Singapore***


WOODLANDS
Bishan
Jurong East
WEST
Tampines
City Hall
MARINA BAY

✓ ***Opportunities for growth through optimising the usage of retail space of IMM Building.***

Proposed Asset Enhancement Scheme

- Create more valuable lettable retail space on Level 1 by transferring areas from less valuable secondary corridor retail space on levels 2 and 3;
- Expected to yield approximately 53,700 sq ft of new NLA on level 1
- Creates a stronger circulation aisle and improved customer traffic linkages by installing travellators
- The Manager has yet to obtain the necessary approvals for the asset enhancement scheme, however the architect has indicated is in compliance the current requirements and guidelines of the relevant authorities.

DBS

CapitaMall Trust

Decant level 5 warehouse space into other space	Convert retail space to warehouse space on levels 2 & 3	New retail space on level 1
• Level 5 warehouse space to be transferred to level 2 & 3 warehouse • Convert such level 5 space into open space for promotional activities	• Transfer levels 2 & 3 secondary retail NLA onto level 1 • Convert such space on levels 2 & 3 into warehouse (transferred from level 5)	• Create new retail NLA on level 1 at the current on-grade car park
Level 5 NLA: 53,700 sft Avg. Rental: vacant	**Level 3** NLA: 23,000 sft Avg. Rental: S$6.50 psf **Level 2** NLA: 30,700 sft Avg. Rental: S$6.30 psf	


IMM



PROPOSED IMM ASSET ENHANCEMENT LAYOUT PLAN - 1 ST STOREY



PROPOSED IMM ASSET ENHANCEMENT LAYOUT PLAN - 2ND STOREY


PROPOSED IMM ASSET ENHANCEMENT LAYOUT PLAN - 3RD STOREY

More than 80% of income derived from retail

Gross Floor Area		1,426,518 sq ft		
		NLA (sq ft)	GRA	Occupancy
Net Lettable Area/Occupancy	Retail :	382,414	82.4%	99.5%
	Office :	62,239	5.1%	95.0%
	Warehouse :	410,705	12.5%	66.8%
	Total :	855,358	100.0%	83.5%
Number of tenants		535		
Major tenants		Giant hypermarket Best Denki Daiso		
Car parking lots		1,413		
Title		Leasehold 30 years (with effect from 23 January 1989) renewable for a further 30-year term)		
Net Property Income (S$ million)	Pro forma 2002 Forecast Jun-Dec 2003 Projection 2004	22.3 12.4 22.1		
Valuation (1 February 2003)		S$280.0 million Total NLA: S$327 (psf) Retail NLA: S$732 (psf)		

82-4507

☑ **Strategic location**	•	IMM Building enjoys a high level of connectivity with the Jurong East MRT and bus interchange, both generating high volumes of pedestrian traffic.
☑ **Large trade area**	•	IMM Building serves a large trade area, including the HDB heartlands in Jurong, Bukit Batok and Clementi where there are few shopping centres.
☑ **High Occupancy level**	•	As at 31 Jan 2003, the occupancy rate for retail was approximately 99.5%, reflecting strong demand for retail space.
☑ **Diverse tenant base**	•	The Property has a large tenant base of 535 tenants, as of 31 Jan 2003.
	•	The tenant mix includes popular household brand names and diverse anchor tenants such as Giant hypermarket, Best Denki, Daiso Discount Store, Palm Springs Seafood Restaurant and Yunnan Garden Restaurant.
☑ **Large floor plate**	•	IMM has large floor plates that exceed 285,000 ft^2 per floor
☑ **Abundant carparking**	•	IMM has an abundance of carparking with over 1,400 lots, well above most Singapore suburban malls

	Pro forma	Forecast	Projection
	January – December 2002	June – December 2003[1]	January – December 2004
Gross Revenue (S$ million)	45.5	25.8	45.0
Retail	35.6	21.8	37.5
Office / Warehouse	7.6	3.6	6.5
Other income	2.3	0.4	1.0
Less property expense (S$ million)	23.2	13.4	22.9
Net property income (S$ million)	22.3	12.4	22.1
Property yield[2]	8.4%	8.0[3]	8.4%[3]

1 Assuming that the acquisition is completed by the end of May 2003 and only the net property income of IMM Building from 1 Jun 2003 to 31 Dec 2003 will be accruing to CMT.

2 Based on the total estimated acquisition costs of S$264.5 mil incurred for IMM Building

3 Annualised figure

AS AT 31 DEC 2002

	Actual (S$'000)	Adjusted (S$'000)	Inclusive of the IMM (S$'000)
Total Assets	990,222	965,252	1,260,818
Less Total Liabilities	229,002	229,002	391,192
Net Assets	**761,220**	**736,250**	**869,626**
Represented by:			
Unitholder funds	**761,220**	**736,250**	**869,626**
Units in issue ('000)	738,561	738,561	858,361
Net Asset Value Per Unit (S$)	**1.03**	**1.00**	**1.02**

DBS

33

CapitaMall Trust

AS AT 31 JAN 2003



% Expiry
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.9%
25.3%
27.5%
21.7%
27.3%
24.4%
5.9%
2.5%
7.6%
7.4%
2003
2004
2005
2006
2007
Year
% of Total Gross Rental Income
% of Total Net Lettable Area

82-4507


AS AT 31 JAN 2003
F&B/Food Court
Fashion
Educational/Services
Home Furnishings
Electronics/IT
Leisure & Entertainment/Sports & Fitness
Supermarkets
Books/Gifts & Specialty/Hobbies/Toys
Department store
Warehouse
Office
17%
17%
15%
12%
10%
7%
7%
4%
4%
4%
3%
DBS
35
CapitaMall Trust

- The Manager remains committed to exceeding expectations.
- Unitholders' are urged to use CMT's past performance as an indication of managements commitment to delivering on the proposed outcome of the acquisition
- Examples of how the Manager has delivered performance:
  - ☑ Exceeded 2002 IPO Forecast DPU by 8.5%
  - ☑ Delivering sustainable growth and value through asset enhancements
  - ☑ Achieving sustainable cost savings through economies of scale
  - ☑ Established industry best practice standards in retail management
- The rebound of pedestrian traffic during SARS stands testament to the quality of the CMT properties
- More than 98% of income is secured through base rent and less than 2% tied to Gross Turnover Rent, which provides upside for unitholders

82-4507


Thank You
DBS
37
CapitaMall
Trust

82-4507

MASNET No. 19 OF 11.06.2003
Announcement No. 23

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "NOTICE OF EARLY REDEMPTION OF THE SERIES NO. 001 S$100, 000, 000 SECURED RATE NOTES DUE 2005 OF THE ASCOTT GROUP LIMITED"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

MTN Series 001 redemption.P 5.5625%FixedRate-Notice of redemption_v1.

Submitted by Jessica Lum, Assistant Company Secretary on 11/06/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

NOTICE OF EARLY REDEMPTION OF THE SERIES NO.001 S$100,000,000 SECURED RATE NOTES DUE 2005 OF THE ASCOTT GROUP LIMITED

The Ascott Group Limited wishes to release a copy of its notice of early redemption of its Series No.001 S$100,000,000 Secured Fixed Rate Notes Due 2005, which were issued under its S$350,000,000 Secured Medium Term Note Programme established in July 2000. Such notice of redemption is also published in today's edition of the Business Times.

(See copy of notice attached)

By Order of the Board

Shan Tjio
Company Secretary
11 June 2003


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
(FORMERLY KNOWN AS THE ASCOTT LIMITED)

S$350,000,000 SECURED MEDIUM TERM NOTE PROGRAMME OF THE ASCOTT GROUP LIMITED

SERIES NO.001 S$100,000,000 5.5625 % FIXED RATE NOTES DUE JULY 2005

To : (1) All holders of the Series No.001 S$100,000,000 5.5625% Fixed Rate Notes due July 2005 of The Ascott Group Limited issued under the S$350,000,000 Secured Medium Term Note Programme (the "Series No.001 Noteholders")

(2) DBS Trustee Limited, as Trustee for the holders of the Notes (the "Trustee")

(3) Citicorp Investment Bank (Singapore) Limited, as Issuing and Paying Agent (the "Issuing and Paying Agent")

Important Notice

Early Redemption of all Series No.001 S$100,000,000 5.5625% Fixed Rate Notes due July 2005 (the "Series No.001 Notes") issued and outstanding under the S$350,000,000 Secured Medium Term Note Programme of The Ascott Group Limited (formerly known as The Ascott Limited) (the "Issuer")

NOTICE IS HEREBY GIVEN THAT all Series No.001 Notes outstanding as at 12 July 2003 will be redeemed by the Issuer on 12 July 2003 at 100.5% of the principal amount of such Series No.001 Notes (as stated in the Global Note representing the Series No.001 Notes) together with interest accrued thereon up to (but excluding) 12 July 2003.

Terms and expressions used in this notice shall, unless herein defined, have the meanings and constructions assigned to them in the Trust Deed dated 12 July 2000, entered into between the Issuer and the Trustee, constituting the notes issued under the Issuer's S$350,000,000 Secured Medium Term Note Program.

Redemption and Payment of Interest

(1) Under Condition 5(d) of the Series No.001 Notes read together with paragraph 16 of the Pricing Supplement dated 3 July 2000 relating to the Series No.001 Notes, the Issuer may, by giving not more than 45 days' and not less than 30 days' notice of redemption to the Series No.001 Noteholders, redeem all (but not some only) of the Series No.001 Notes on the Interest Payment Date falling on 12 July 2003, at 100.5% of their principal amount together with interest accrued up to (but excluding) such date.

(2) This notice is given pursuant to Condition 5(d) of the Series No.001 Notes and paragraph 16 of the said Pricing Supplement dated 3 July 2000, and constitutes the Issuer's notice to the Trustee, the Issuing and Paying Agent and the Series No.001 Noteholders of the Issuer's intention to redeem on 12 July 2003 all Series No.001 Notes outstanding as at such date, at 100.5% of their principal amount together with interest accrued up to (but excluding) such date.

(3) The Issuer shall make payment of 100.5% of the principal amount of the Series No.001 Notes, together with interest accrued thereon, to The Central Depository (Pte) Limited ("CDP"). CDP shall send to the persons who, as at 7 July 2003, are shown in the records of the CDP as holders of a particular principal amount of the Series No.001 Notes (the "Accountholders"), by ordinary post and at the risk of such Accountholders, a cheque for the appropriate amount or, by direct crediting of the appropriate amount to the Accountholders' bank accounts as may be notified to the CDP from time to time where such facilities for direct crediting are available.

(4) As 12 July 2003 is not a business day, the Series No.001 Noteholders will be entitled, under Condition 6(e) of the Series No.001 Notes, to receive payment of the principal and interest payable in relation to such redemption on the next following business day, which is 14 July 2003.

Dated this 11th day of June 2003.

THE ASCOTT GROUP LIMITED

MASNET No. 65 OF 11.06.2003
Announcement No. 69

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "INCORPORATION OF NEW SUBSIDIARIES - RAFFLES CORPORATION (JAPAN) PTE LTD - SWISSOTEL OSAKA NANKAI KK"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

MASNET - Incorporation of New Subsidiaries

Submitted by Jessica Lum, Assistant Company Secretary on 11/06/2003 to the SGX

82-4507

MASNET No. 38 OF 11.06.2003
Announcement No. 42



RAFFLES HOLDINGS LIMITED

INCORPORATION OF NEW SUBSIDIARIES
- RAFFLES CORPORATION (JAPAN) PTE LTD
- SWISSOTEL OSAKA NANKAI KK

Further to the announcement released by the Company on 3 April 2003 relating to the Press Release issued by its wholly-subsidiary, Raffles International Limited on its lease agreement with Nankai Electric Railway Co. to operate a hotel in Osaka, the Company is pleased to announce that it has incorporated the following 2 subsidiaries (each in Singapore and Japan) for the purpose of holding the said lease which will take effect from 1 September 2003 :

1. Singapore Subsidiary	:	Raffles Corporation (Japan) Pte Ltd
(i) Principal Activity	:	Investment Holdings
(ii) Authorised Share Capital	:	S$100,000/-
(iii) Paid-up Share Capital	:	S$2/-
(iv) Place of Incorporation	:	Singapore
(v) First Directors	:	Ms Leong Wai Leng Mr Chong Kee Hiong Ms Emily Chin Mei Fong

Mr Chong Kee Hiong and Ms Emily Chin Mei Fong, the first directors, are the initial subscribers of the company holding a share each.

2. Japan Subsidiary	:	Swissotel Osaka Nankai KK
(i) Principal Activity	:	Hotel operations
(ii) Paid-in Capital	:	Yen10,000,000/-
(iii) Place of Incorporation	:	Japan
(iv) Directors	:	Ms Jennie Chua Kheng Yeng Ms Diana Ee Choo Lin Mr Kazuhiko Saito

Submitted by Emily Chin, Company Secretary on 11/06/2003 to the SGX

MASNET No. 79 OF 12.06.2003
Announcement No. 79

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CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PUBLIC ATM OFFERING OF 30 MILLION NEW UNITS FULLY TAKEN UP"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued a news release on the above matter. Attached CMTML's news release is for information.



CMT New Units.IMM press release.full subscription

Submitted by Jessica Lum, Assistant Company Secretary on 12/06/2003 to the SGX



NEWS RELEASE

12 June 2003

For Immediate Release

PUBLIC ATM OFFERING OF 30 MILLION NEW UNITS FULLY TAKEN UP

Singapore, 12 June 2003 – CapitaMall Trust Management Limited (CMTML), the Manager of CapitaMall Trust (CMT), is pleased to announce that the 30.00 million New Units in the public ATM Offering, issued for subscription at 9.00 a.m. today, have been fully taken up.

Said Mr Pua Seck Guan, CEO of CMTML, "We are pleased that the "first-come, first-served" public ATM Offering were fully taken up by 4.00 p.m. today, just seven hours after the opening of the offer. It is a clear endorsement from investors that the offer is attractive. This also shows that they are confident CapitaMall Trust can deliver steady and attractive returns, given its good performance track-record. We will continue to carry out a pro-active asset management and enhancement strategy, to deliver returns for Unitholders. The strong retail investor interest shown during this ATM offering will drive CMT's liquidity in the market."

Separate from the above public ATM Offering, to reward existing Unitholders for their loyalty, Singapore Registered Unitholders[1] can continue to accept their provisional allocations of an aggregate of 73.91 million New Units under the Preferential "1-for-10" Offering which closes on 18 June 2003. For acceptance using forms, the closing time of the offer is 4.45 p.m. For acceptance at ATMs of DBS / POSB, OCBC Bank and UOB Group, the closing time is 9.30 p.m.

At the Issue Price of S$1.07 per New Unit, the forecast yield is an attractive 7.5% (annualised) in 2003 and 7.6% in 2004*. Unitholders can also expect a higher

[1] Unitholders as at 5 p.m. on 9 June 2003 (the "Books Closure Date") other than those whose registered addresses with The Central Depository (Pte) Ltd ("CDP") are outside Singapore and who had not, at least 5 Market Days prior to the Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents.

* Based on the issue price of S$1.07 per new unit and on the assumptions set out in the CMT circular dated 11 June 2003 (the "Circular")

annualised distribution per unit of 8.04¢ in 2003, and 8.14¢ in 2004 due to the yield-accretive nature of the acquisition. This is an increase of 9.4% over the revised annualised forecast distribution per unit of 7.35¢ currently generated by CMT's three existing malls — Tampines Mall, Junction 8 and Funan The IT Mall.

The expected trading date of all the New Units on the SGX-ST is 26 June 2003 at 2.00 p.m.

Visit CMT's website at www.capitamall.com. An electronic copy of the Circular is available on CMT's website. Copies of the Circular will also be available and may be obtained on request from any DBS/POSB branch from 12 June 2003. Investors should read the whole of the Circular.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 420 local and international tenants. With a portfolio made up of three major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 and Funan The IT Mall, CMT has performed well and exceeded initial forecasts in year 2002 and the first quarter of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID : 62396751; Email :julie.ong@capitaland.com.sg
John Teo, DID : 68233213 ; Email : john.teo@capitaland.com.sg

Disclaimers

The value of units in CMT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This press release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) *general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from* similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.07 per new Unit and on the Manager's assumptions as explained in the Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the Issue Price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for or purchase new units in CMT.

MASNET No. 55 OF 13.06.2003
Announcement No. 55

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CAPITALAND LIMITED

DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

On 10 September 2002, the Board of Directors of CapitaLand Limited ("CapitaLand") announced (the "10 September 2002 Announcement") that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI") had signed a Sale and Purchase Agreement ("SPA") with HMI Balestier Hospital Pte Ltd ("HMI BH") to dispose of its entire 65% stake ("Divestment") in Premier Health Corporation (M) Sdn Bhd ("PHCM") for RM12,000,000 (approximately S$5,660,000).

It was stated in the 10 September 2002 Announcement that the Divestment was conditional upon, amongst other things, the approval of the relevant authorities in Malaysia and that the parties had up till 3 months from the date of signing to satisfy all the conditions of the Divestment and that completion would take place within or upon the expiration of 4 months thereafter.

On 28 February 2003, the Board had subsequently announced that, pursuant to a Supplemental Deed to the SPA entered into by PHCI with HMI BH and Health Management International Limited ("HMI"), the completion date for the Divestment was fixed for 9 June 2003.

The Board wishes to further announce that PHCI has on 13 June 2003 entered into a Second Supplemental Deed to the SPA with HMI to, amongst other things, reschedule the completion date to 11 August 2003.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Divestment.

A copy of the announcement issued today by HMI on this transaction is attached for information.

By Order of the Board

Tan Wah Nam
Company Secretary
13 June 2003


HMI's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 13/06/2003 to the SGX

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MASNET No. 11 OF 13.06.2003
Announcement No. 11

HEALTH MANAGEMENT INTERNATIONAL LTD (COMPANY NO. 199805241E)

ACQUISITION OF A 65% EQUITY INTEREST IN PREMIER HEALTH CORPORATION (M) SDN BHD ("PHCM")

1. Further to the announcements made by Health Management International Ltd ("HMI" or the "Company") on 10 September 2002, 13 September 2002, 5 November 2002, 8 January 2003, 4 February 2003, 28 February 2003 and 18 March 2003, the Board of Directors of the Company wishes to announce that the Company has, on 13 June 2003 entered into a second supplemental agreement (the "SA2") with Premier Health Corporation International Pte Ltd ("PHCI") to vary the sale and purchase agreement dated 9 September 2002 and the supplemental agreement dated 28 February 2003 (collectively, the "SPA") in respect of the acquisition of a 65% equity interest in PHCM (the "Acquisition").

2. Pursuant to the SA2, the parties have agreed, *inter alia*, as follows:

(a) the Completion Date for the Acquisition will be 11 August 2003 (the "Completion Date");

(b) HMI has agreed to pay, on the execution of the SA2, a non-refundable sum of RM198,925.48 being the aggregate of (i) the extension fee of RM63,000 paid by Regency Medical Centre (Seri Alam) Sdn Bhd ("RMCSA"), a subsidiary of PHCM, for the extension of the facilities granted to it by Bumiputra Commerce Bank Berhad ("BCB") and (ii) the aggregate of the interest accrued respectively (being RM135,925.48), on the sums of (a) RM1.2 million from 10 February 2003 to 9 April 2003 and (b) RM10.8 million from 10 April 2003 to 9 June 2003 at the rate of 6.8% per annum to PHCI.

(c) the completion of the Acquisition is subject, *inter* alia, to the following conditions precedent: (i) the receipt of the Malaysian Foreign Investment Committee's approval, and (ii) the approval of the shareholders of the Company. The parties have to fulfil the conditions precedent by at least one week before the Completion Date;

(d) the balance purchase consideration of RM10.8 million will be satisfied on the Completion Date;

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(e) in the event that completion of the Acquisition is deferred due to the inability of the Company to complete the Acquisition on the Completion Date, HMI will pay interest at the rate of 6% per annum on RM10.8 million from 10 June 2003 to the date when completion of the Acquisition finally takes place or the date when the SPA is terminated due to the inability of the Company to complete. Any claim for such interest will be without prejudice to any other rights or remedies PHCI may have against the Company; and

(f) in the event that completion of the Acquisition does not take place due to any reason whatsoever, the Company will pay an amount equivalent to the commitment fees, if any, paid by RMCSA to BCB in relation thereto.

3. The Acquisition is not expected to have any significant impact on the net tangible assets and loss per share of the Company and its subsidiaries (the "Group") in the short term. However, the Acquisition is expected to contribute positively to the income of the Group in the long term.

4. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
Dr Gan See Khem
Chairman / Managing Director
13 June 2003

Submitted by Dr Gan See Khem, Chairman / Managing Director on 13/06/2003 to the SGX

MASNET No. 57 OF 13.06.2003
Announcement No. 57

82-4507

CAPITALAND LIMITED

Announcement by CapitaLand's subsidiary, Raffles Holdings Limited - "Press Release by subsidiary, Raffles International Limited - Management Contract to operate the Nai Lert Park, Bangkok"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the abovementioned news release by its subsidiary, Raffles International Limited ("RIL"). Attached Raffles' announcement and RIL's news release are for information.

RHL's annc.pdf

RIL's news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 13/06/2003 to the SGX

MASNET No. 19 OF 13.06.2003
Announcement No. 19



RAFFLES HOLDINGS LIMITED

Press Release by subsidiary, Raffles International Limited
- Management Contract to operate the Nai Lert Park, Bangkok

The Company is pleased to attach herewith a press release issued today by its subsidiary Raffles International Limited. The press release relates to a management agreement ("Agreement") entered into with Nai Lert Park Hotel Co. Ltd to operate the Nai Lert Park, Bangkok.



Press Release - RIL wins management contract to operate Nai Lert Park Hotel in Bangkok.pdf

This Agreement does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2003.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the Agreement.

Submitted by Emily Chin, Company Secretary on 13/06/2003 to the SGX

82-4507


Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For more information, please contact:
Judith Tan
Director, Media Relations & Communications
Raffles International Ltd
Tel: (65) 6430 1366
Email: judith.tan@raffles.com

RAFFLES INTERNATIONAL WINS MANAGEMENT CONTRACT TO OPERATE NAILERT PARK HOTEL IN BANGKOK

BANGKOK, 13 June 2003 – Raffles International Hotels & Resorts (Thailand) Co., Ltd. ("Raffles International Thailand"), a subsidiary of Raffles International Ltd, has signed a management agreement with Nai Lert Park Hotel Co., Ltd. today to operate the Nai Lert Park Hotel in Bangkok.

The management agreement was signed today by Thanpuying Lursakdi Sampatisiri, Honorably Chairperson of Nai Lert Park Hotel Co., Ltd. and Ms Jennie Chua President & Chief Executive Officer of Raffles Holdings Limited, and concurrently Chairman & Chief Executive Officer of Raffles International Ltd.

Under the terms of the contract, Raffles International Thailand will manage this 338-room hotel from January 2004. Presently operating as Hilton International Bangkok at Nai Lert Park, the hotel will be renamed as *"Nai Lert Park, Bangkok"*, with the tag line *"A Raffles International Hotel"*.


Raffles
swissôtel

Ms Chua said: "We are delighted to have been appointed the new operator of Nai Lert Park Hotel from January next year. Thailand continues to be an exciting destination with increasing tourist arrivals year on year." According to the Tourism Authority of Thailand (TAT), 10.8 million tourists visited the country last year. This was an increase of 7.3% from 2001. Ms Chua added, "This management agreement gives us an excellent opportunity to further strengthen our presence in Thailand."

Mr. Prakit Pradipasena, Chairman of the Board of Directors, Nai Lert Park Hotel Co., Ltd., said, "We are very pleased to be working with a well-respected international hotel chain such as Raffles International. With its track record of managing hotels which are leaders in their respective competitive sets, we are confident that Nai Lert Park, Bangkok is in good hands."

This management agreement comes just two months after Raffles International Ltd. signed a lease agreement with the Nankai Electric Railway Co. to operate the Swissôtel Osaka Nankai in Japan. The contract for Nai Lert Park Bangkok is yet another important step in furthering the Group' strategic objectives of expanding its geographical footprint and pursuing asset light growth in gateway cities.

Raffles International Ltd. manages hotels and resorts under two brands, namely Raffles Hotels & Resorts and Swissôtel Hotels & Resorts. With the addition of Nai Lert Park, Bangkok, the Swissôtel portfolio now expands to 27 hotels worldwide.

About Nai Lert Park, Bangkok, presently operating as Hilton International Bangkok at Nai Lert Park

Nai Lert Park, Bangkok, presently operating as the Hilton International Bangkok at Nai Lert Park, is centrally located in the heart of Bangkok's diplomatic, business, and shopping areas. Set in the midst of the 8.5-acre Nai Lert Park, which occupies more than half the property, this low-rise architectural retreat is accented by landscaped gardens, ponds, and a

waterfall. All the 338 guest rooms have a private balcony overlooking either the lush gardens or the spectacular city skyline. The hotel is 20 minutes from Don Muang International Airport and is a five to 10 minutes walk from two Skytrain Stations along the Sukhumvit Line, namely the Ploenchit and Chitlom stations. It is also just minutes from the major business and shopping district

.

About Raffles International Ltd

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. The Group has a portfolio of 38 hotels in 33 destinations worldwide. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts distinguishes itself by the highest standards of products and services available in major cities on an international level. The 11 Raffles hotels are award winning and landmark in their respective cities and are positioned at the top of their local markets. Many of them have also garnered international acclaim, from Raffles Hotel and Raffles The Plaza in Singapore to Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten and Le Montreux Palace in Montreux, Switzerland.

Swissôtel Hotels & Resorts is noted for its high standards of quality in facilities and services expected by today's discerning traveller. It enjoys strong brand recognition and patronage among modern business travellers as well as leisure guests. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the Swissôtel brand hotels have also garnered many awards and accolades, from Swissôtel Merchant Court in Singapore to Swissôtel The Bosphorus in Istanbul to Swissôtel The Drake in New York and Swissôtel Berlin, Germany. With the addition of Nai Lert Park Bangkok, the Swissôtel portfolio now expands to 27 hotels worldwide.

About Raffles Holdings Ltd. and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information, please contact:

Judith Tan
Director
Media Relations & Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Bilaibhan Sampatisiri
Managing Director
Nai Lert Park Hotel Co., Ltd
Tel: 0 2252 0141, 0 2252 0115
Fax: 0 2252 0142
Email: pegpeg99@mozart.inet.co.th

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Raffles International Limited

Raffles International markets its hotels and resorts under two brands

Raffles Hotels & Resorts

Singapore
Raffles Hotel
Raffles The Plaza

Kingdom of Cambodia
Raffles Grand Hotel d'Angkor, Siem Reap
Raffles Hotel Le Royal, Phnom Penh

USA
Raffles L'Ermitage Beverly Hills, California

Germany
Raffles Hotel Vier Jahreszeiten, Hamburg

United Kingdom
Raffles Brown's Hotel, London

Switzerland
Le Montreux Palace, Montreux

Under development

Indonesia
Raffles Resort Bali at Jimbaran
Raffles Resort Bintan, Indonesia

Spain
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

Singapore
Swissôtel The Stamford
Swissôtel Merchant Court

People's Republic of China
Swissôtel Beijing, Hong Kong Macau Centre
Swissôtel Dalian

Japan
Swissôtel Osaka Nankai

Australia
Merchant Court Hotel, Sydney


Raffles

swissôtel

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Thailand
Nai Lert Park Bangkok
Merchant Court Hotel at Le Concorde, Bangkok

Europe & Mediterranean
Germany
Swissôtel Berlin
Swissôtel Dusseldorf/Neuss

United Kingdom
Swissôtel The Howard, London

Switzerland
Swissôtel Basel
Swissôtel Metropole, Geneva
Swissôtel Zurich

The Netherlands
Swissôtel Amsterdam

Turkey
Swissôtel Gocek, Marina & Spa Resort
Swissôtel The Bosphorus, Istanbul
Celik Palas Bursa

The Americas
Swissôtel Atlanta
Swissôtel Boston
Swissôtel Chicago
Swissôtel The Drake, New York
Swissôtel The Watergate, Washington D.C.*

South America
Ecuador
Swissôtel Quito, Ecuador

Peru
Swissôtel Lima, Peru

Under development
Germany
Swissôtel Frankfurt, Germany

Turkey
Swissôtel 1 Bursa, The Celik Palas
Swissôtel Izmir, The Grand Hotel Efes

* *Marketing representation*

MASNET No. 65 OF 16.06.2003
Announcement No. 65

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF AUDIT COMMITTEE MEMBER"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 16/06/2003 to the SGX

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MASNET No. 57 OF 16.06.2003
Announcement No. 57

CAPITAMALL TRUST

APPOINTMENT OF AUDIT COMMITTEE MEMBER

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that Mr David Wong Chin Huat, an independent non-executive Director, has been appointed a member of the Audit Committee with effect from 16 June 2003.

Consequent to the above, the members of the Audit Committee are as follows:

Mr Hsuan Owyang - Chairman & Independent Director
Mr James Glen Service - Independent Director
Mr Lui Chong Chee - Non-Executive Director
Mr David Wong Chin Huat - Independent Director

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
16 June 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 16/06/2003 to the SGX

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MASNET No. 35 OF 18.06.2003
Announcement No. 35

CAPITALAND LIMITED

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARIES, SBR PRIVATE LIMITED AND RPOINT PTE. LTD.

The Board of Directors of CapitaLand Limited wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Office) Investments Pte Ltd, has incorporated two wholly-owned subsidiaries, SBR Private Limited ("SBR") and RPoint Pte. Ltd. ("RPoint"), in Singapore.

Both SBR and RPoint are investment holding companies, each with an authorised share capital of S$400,000 comprising 400,000 ordinary shares of S$1 each and an issued and paid-up share capital of S$2 comprising 2 ordinary shares of S$1 each.

By Order of the Board

Tan Wah Nam
Company Secretary
18 June 2003

Submitted by Tan Wah Nam, Company Secretary on 18/06/2003 to the SGX

MASNET No. 37 OF 18.06.2003
Announcement No. 37

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "CHANGE OF OFFICE HOLDERS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Australand.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 18/06/2003 to the SGX





ASX ANNOUNCEMENT NO. 14/03

18 June, 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Mr Benjamin Toh
Vice President
Head of Trading Management
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre1
SINGAPORE 068804

Dear Sir/Madam

AUSTRALAND HOLDINGS LIMITED
CHANGE IN OFFICE HOLDERS

Australand Holdings Limited announces the following changes in Office Holders effective from 17 June 2003:

1. Philip John Mackey has been appointed as Secretary of the Company;

2. Diosdado Pineda Morales has resigned as Secretary of the Company;

3. Philip John Beale has resigned as Alternate Director to Mr Brendan Patrick Crotty.

Yours faithfully

Phil Mackey
COMPANY SECRETARY

MASNET No. 39 OF 18.06.2003
Announcement No. 39

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CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT OPENS NEW SERVICED RESIDENCE IN BANGKOK"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

NewsRelease - Suwan.PDf

Submitted by Jessica Lum, Assistant Company Secretary on 18/06/2003 to the SGX

82-4507



THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 18, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

Ascott Opens New Serviced Residence In Bangkok

The Ascott Group, a leading international serviced residence company, today (June 18) opened Somerset Suwan Park View, a 152-unit serviced residence in Bangkok, Thailand.

Somerset Suwan Park View offers prime location in the city's central business district, within walking distance of the Chidlom and Ploenchit skytrain stations and Ploenchit Road shopping belt. The residence is also close to embassies, parks and financial institutions.

Ascott has secured the contract to manage the property for five years, with the option to renew for another five years.

Ascott is the largest serviced residence operator in the Asia Pacific, with more than 13,500 serviced residence units in 37 cities across Europe, Asia and Australasia. In Bangkok, the group operates over 700 serviced residence units.

Mr Eugene Lai, Ascott's chief executive officer, said: "With Somerset Suwan Park View, Ascott will have more than 17 per cent share of the upper-tier serviced residence market in central Bangkok, making us a leading market player. The additional units from this residence will enable us to leverage further economies of scale and improve margins by clustering operations across our properties in the city."

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

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"Our Bangkok residences continue to perform strongly, leading the market with more than 90 per cent occupancy. Somerset Suwan Park View is tapping Ascott's global marketing network and proven operational systems to rapidly build up its occupancy," he added.

Marketed under the group's Somerset brand of upper-tier serviced residences, the property is targeted at senior to upper management executives.

Purpose-built to provide stylish living for expatriate executives and their families, the residence comprises fully-furnished one to three-bedroom suites with broadband Internet access, a home entertainment system with DVD and MP3 capabilities, and a fully-equipped kitchen. Facilities include a swimming pool, gym, sauna, business centre and restaurant.

In line with Ascott's goal to provide its guests with a nurturing home and support community, Somerset Suwan Park View's 'enriched living experience' programme for its guests will include activities to facilitate their business networking, community integration and family recreation in Bangkok.

Ascott also operates the 350-unit Somerset Lake Point, 92-unit Somerset Thonglor and 118-unit Omni Tower serviced residences in Bangkok.

The Somerset Suwan Park View management contract is not expected to have any material impact on Ascott's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : June 18, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

- end -

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About Ascott's Other Properties in Bangkok, Thailand

Somerset Lake Point *- 350 units*
Located in the heart of the trendy Sukhumvit district, the residence is near restaurants, entertainment spots, and shopping centres. It is connected by a walkway to the Asoke Skytrain Station. Facilities include two swimming pools, restaurants and a business centre. Units range from studio to two-bedroom suites.

Somerset Thonglor *- 92 units*
Located off Sukhumvit Road and close to New Petchburi Road, the residence is near shopping malls, fine restaurants and entertainment centres. The Thonglor Skytrain Station is a stroll away. Facilities include two swimming pools, a business centre and residents' lounge. Units range from studio to four-bedroom suites.

Omni Tower *- 118 units*
The residence is near the Sukhumvit shopping and entertainment strip. It is also close to other shopping districts such as Chidlom, Rama I and Silom. Facilities include a swimming pool, business centre and gym. Units range from studio to two-bedroom suites.

The Ascott Sathorn *-166 units (opening Q1, 2004)*
Located in the central business district, the residence is within walking distance of Suksa Witthaya and Chong Nonsi skytrain stations and the Silom Road commercial and entertainment area. Facilities include a restaurant, fitness centre and residents' lounge. Units comprise studio to three-bedroom suites.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 100 properties across 37 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com.

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued the following announcement and news release:-

1) Announcement issued by The Development Bank of Singapore Ltd - "CapitaMall Trust: Placement by DBS Bank of 119.8 million new units"; and

2) News Release - "Overwhelming demand for new CMT units - Private Placement 28 times over-subscribed".

Attached CMTML's announcement and news release are for information.

CMT's annc.pdf

DBS Bank's annc.pdf

CMT's news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 23/06/2003 to the SGX

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MASNET No. 10 OF 23.06.2003
Announcement No. 14

CAPITAMALL TRUST

ANNOUNCEMENT BY THE DEVELOPMENT BANK OF SINGAPORE LTD - "CAPITAMALL TRUST : PLACEMENT BY DBS BANK OF 119.8 MILLION NEW UNITS"

The Development Bank of Singapore Ltd ("DBS") has today issued an announcement on the above matter. Attached announcement by DBS is for information.



DBS CMT Closin

Submitted by Pua Seck Guan, Chief Executive Officer, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 23/06/2003 to the SGX

MASNET No. 2 OF 23.06.2003
Announcement No. 2



DBS GROUP HOLDINGS LTD

CAPITAMALL TRUST : PLACEMENT BY DBS BANK OF 119.8 MILLION NEW UNITS

2

PLACEMENT BY THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK") OF 119,800,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$1.07 FOR EACH NEW UNIT BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 73,907,026 NEW UNITS TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CIRCULAR DATED 11 JUNE 2003 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 OF THE EXISTING UNITS (AS DEFINED IN THE CIRCULAR) HELD AS AT 9 JUNE 2003, 5.00 P.M.;

(II) AN OFFERING OF 30,000,000 NEW UNITS TO THE PUBLIC IN SINGAPORE ONLY THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS (INCLUDING POSB ATMS) (THE "ATM OFFERING") ON A "FIRST-COME, FIRST-SERVED" BASIS; AND

(III) A PRIVATE PLACEMENT OF 15,892,974 NEW UNITS (THE "PRIVATE PLACEMENT") TO RETAIL AND INSTITUTIONAL INVESTORS.

PREFERENTIAL OFFERING OF 73,907,026 NEW UNITS

DBS Bank wishes to announce that, as at the close of the Preferential Offering on 18 June 2003, valid acceptances for a total of 33,222,755 New Units were received.

The remaining 40,684,271 New Units comprised 12,500,000 New Units foregone by CapitaMall Trust Management Limited, CapitaLand Investments Pte Ltd and Pyramex Investments Pte Ltd (collectively, the "**CapitaLand Entities**") from their provisional allocations of New Units under the Preferential Offering (on the basis that total demand for New Units under the Private Placement exceeded the total number of New Units available for placement) and 28,184,271 New Units not accepted by the Singapore Registered Unitholders or in respect of which invalid acceptances were received. These 40,684,271 New Units have been re-allocated to satisfy excess demand for New Units under the Private Placement.

Where any acceptance for the New Units was invalid, the amount paid on acceptance will be refunded to the relevant applicants, without interest or any share of the revenue or other benefit arising therefrom, within 14 market days after the close of the Preferential Offering on 18 June 2003 by ordinary post (where acceptance was through The Central Depository (Pte) Limited) or by crediting their accounts with the relevant banks (where acceptance was through an authorised trading centre or by way of an Electronic Acceptance (as defined in the Circular)), at their own risk.

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ATM OFFERING OF 30,000,000 NEW UNITS

Of the 30,000,000 New Units available under the ATM Offering, valid applications for 29,987,000 New Units were received. The remaining 13,000 New Units, in respect of which invalid applications were received, have been made available to satisfy excess demand for New Units under the Private Placement.

PRIVATE PLACEMENT OF 15,892,974 NEW UNITS

There were indications of interest for a total of approximately 455.5 million New Units under the Private Placement. On the basis that the total demand for New Units under the Private Placement exceeded the total number of New Units available for placement, the CapitaLand Entities have elected, at the request of DBS Bank, to forego 12,500,000 New Units from their aggregate provisional allocation of 24,796,867 New Units under the Preferential Offering to partially satisfy the excess demand.

The resulting aggregate of 56,590,245 New Units made available under the Private Placement, comprising the 15,892,974 New Units originally available thereunder, the 12,500,000 New Units foregone by the CapitaLand Entities, the 28,184,271 New Units not taken up under the Preferential Offering and the 13,000 New Units not validly applied for under the ATM Offering, have all been successfully placed out.

Issued by
The Development Bank of Singapore Ltd

23 June 2003

Submitted by Heng Mui Mui, Vice President on 23/06/2003 to the SGX



NEWS RELEASE

22 June 2003

For Immediate Release

OVERWHELMING DEMAND FOR NEW CMT UNITS

Private Placement 28 times over-subscribed

Singapore, 22 June 2003 – Demand for New Units in CapitaMall Trust (CMT) under the Private Placement was for 455.5 million New Units at the close on 18 June 2003, exceeding by about 28 times the 15.9 million New Units originally offered under the Private Placement. To help satisfy such overwhelming demand from retail and institutional investors, the CapitaLand Group has elected to forgo 12.5 million New Units from its provisional allocations of New Units under the Preferential Offering. Another 23.5 million New Units and 4.6 million New Units under the Preferential Offering not taken up by, respectively, certain cornerstone investors and other Singapore Registered Unitholders have also been reallocated to the Private Placement to help satisfy the overwhelming demand. In aggregate, 40.7 million New Units not taken up under the Preferential Offering were ultimately reallocated to the Private Placement. Earlier, the 30.0 million New Units offered to the public under the "first-come, first-served" ATM Offering were fully subscribed within seven hours of the opening of the offering on 12 June 2003.

In total, more than 70% of the aggregate of 86.5 million New Units referred to above (comprising the 15.9 million New Units originally offered under the Private Placement, the aggregate of 40.7 million New Units reallocated from the Preferential Offering to the Private Placement and the 30.0 million New Units offered under the ATM Offering) have been allocated to retail investors to improve liquidity.

Said Mr Liew Mun Leong, Deputy Chairman of CapitaMall Trust Management Limited (CMTML) and President & CEO of CapitaLand Limited, "The overwhelming demand for the ATM Offering and Private Placement is testament that CMT, the first listed real estate investment trust in Singapore, has established a good performance track record

and gained investors' confidence. Since its IPO in July last year, CMT has generated a total investment return of about 25%, comprising an 18% increase in unit price and a distribution yield of approximately 7%*. The IMM Building acquisition will further improve the distribution per unit for investors."

Added Mr Pua Seck Guan, CEO of CMTML, "We will continue to carry out a pro-active asset management and enhancement strategy to improve returns for unitholders. The strong retail investor interest shown during this offering will boost CMT's liquidity in the market."

Upon the completion of this equity fund raising exercise, the CapitaLand Group's stake in CMT will be reduced from 33.5% to 30.3%.

At the issue price of S$1.07 per New Unit, the forecast yield is an attractive 7.5% (annualised) for 2003 and 7.6% for 2004**. Unitholders can also expect a higher annualised distribution per unit of 8.04¢ in 2003 and 8.14¢ in 2004 due to the yield-accretive nature of the acquisition of IMM Building. This is an increase of 9.4% over the revised annualised forecast distribution per unit of 7.35¢ for 2003 currently generated by CMT's three existing malls — Tampines Mall, Junction 8 and Funan The IT Mall.

The expected trading date and time for all the New Units on the SGX-ST is 26 June 2003 at 2.00pm.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 420 local and international tenants. With a portfolio made up of three major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 and Funan The IT Mall, CMT has performed well and exceeded initial forecasts for 2002 and the first quarter of 2003.

---

* Based on the CMT IPO price of S$0.96 per unit.

** Based on the issue price of S$1.07 per new unit and on the assumptions set out in the CMT circular dated 11 June 2003 (the "Circular")

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID : 68233541; Email :julie.ong@capitaland.com.sg
John Teo, DID : 68233213 ; Email : john.teo@capitaland.com.sg

Disclaimers

The value of units in CMT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML (the "Manager"), the manager of CMT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This press release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.07 per New Unit (the "Issue Price") and on the Manager's assumptions as explained in the Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the Issue Price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for or purchase Units.

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MASNET No. 80 OF 20.06.2003
Announcement No. 91



RAFFLES HOLDINGS LIMITED

RAFFLES HOLDINGS ACHIEVES S$30 MILLION GAIN ON DIVESTMENT OF SUBSIDIARY

The Board of Directors of Raffles Holdings Limited ("RHL" or the "Company") wishes to announce that its wholly owned subsidiary, Hotels & Resorts (UK) Limited ("HRUK"), has entered into a Sale & Purchase Agreement (the "Agreement") with Templeco 599 Limited (the "Purchaser") to dispose of the entire issued share capital ("Divestment") held in its wholly owned subsidiary, Browns Hotel Limited ("BHL") for a consideration of £51.5 million (" the "Consideration"), (subject to post completion adjustments). BHL owns the property asset, Raffles Browns Hotel located at Albermarle Street, London, United Kingdom.

The ultimate shareholders of the Purchaser are Sir Rocco Forte & Family plc and Uberior Ventures Limited, a wholly owned subsidiary of The Bank of Scotland.

Under the terms of the Agreement the Consideration, which was arrived at on a willing seller-willing buyer basis, shall be satisfied in cash in the following manner :-

(i) a total deposit equivalent to 5% of the Consideration has been fully paid by Purchaser upon execution of the Agreement; and

(ii) the balance of 95% of the Consideration is payable by Purchaser on the date of completion of the Divestment, which is expected to take place on 3 July 2003.

The Consideration plus the estimated post completion adjustments represent a premium of 13% over the net asset value of BHL as at 31 December 2002 of S$139 million. It is also a premium of 18% over the cost, which HRUK paid in 1997 to acquire BHL. RHL will recognize a gain on divestment of S$30 million arising from the premium and the realisation of exchange gain. The effect of this Divestment is an increase of 1.4 cents on the net tangible assets per share and a gain of 1.4 cents on the earnings per share of the Company, based on the last audited financial accounts for the year ended 31 December 2002. For the financial year ended 31 December 2002, the attributable net profit to RHL of BHL was S$1 million.

The Company is expected to realize total gross proceeds of S$157 million from this Divestment. The proceeds will be used to grow the Company's hotel business and its global distribution. Pending redeployment of funds, the proceeds will be used for repayment of borrowings or invested in short term instruments as part of asset management.

Although Raffles Browns Hotel currently operates within the standards of a deluxe hotel, the hotel will lag behind the quality of the present collection of distinguished landmark hotels under the Company's Raffles brand, unless substantial capital expenditure is spent to comprehensively upgrade the property.

The Divestment will free up substantial capital, which the Company can more effectively re-deploy to grow its hotel business internationally in gateway cities, through an appropriate

MASNET No. 56 OF 23.06.2003
Announcement No. 60

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RAFFLES HOLDINGS ACHIEVES S$30 MILLION GAIN ON DIVESTMENT OF SUBSIDIARY"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), had on 20 June 2003 issued an announcement on the above matter. Attached RHL's announcement is for information.



MASNET - Raffles Holdings achieves S$30 million Gain on Divestment of Subsi

Submitted by Jessica Lum, Assistant Company Secretary on 23/06/2003 to the SGX

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mix of management contracts, leases and equity participation. The Company has been successful in pursuing an asset-light strategy to grow its hotel portfolio. In April and June this year, the Company successfully secured new management contracts for 2 existing hotels in Osaka, Japan and Bangkok, Thailand without equity investment. The 548-room hotel in Osaka will be re-flagged as Swissôtel Osaka Nankai and the 338-room hotel in Bangkok will be re-flagged as Nai Lert Park, Bangkok – a Raffles International Hotel.

Following the Divestment, the Company continues to have a presence in London through its management of Swissôtel The Howard.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Divestment.

A copy of the Agreement is available for inspection at Raffles Holdings Limited's registered office at 2 Stamford Road, #06-01 Raffles City Convention Centre, Singapore 178882, during normal business hours for a period of 3 months from the date of this announcement.

Submitted by Emily Chin, Company Secretary on 20/06/2003 to the SGX

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MASNET No. 49 OF 24.06.2003
Announcement No. 50

CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY, SPERRYLITE PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the reduction of the ordinary share capital (the "Capital Reduction") of Sperrylite Pte. Ltd. ("SPL"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand, as follows:

(a) the reduction of the issued and paid-up ordinary share capital of SPL from S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each to S$2 divided into 2 ordinary shares of S$1 each, by the cancellation of 999,998 ordinary shares of S$1 each in the ordinary share capital of SPL; and

(b) thereafter, the return of the amount of S$999,998 arising from the Capital Reduction, to CRL Realty Pte Ltd, the sole holder of all the issued ordinary shares in the share capital of SPL, and also an indirect wholly-owned subsidiary of CapitaLand.

The Capital Reduction was confirmed by the High Court of the Republic of Singapore on 23 June 2003. A copy of the Order of Court confirming the Capital Reduction was lodged with the Registrar of Companies and Businesses on 24 June 2003.

The Capital Reduction is not expected to have any material impact on the net tangible assets of the CapitaLand Group for the current financial year ending 31 December 2003. It will, however, increase the earnings per share of the CapitaLand Group by 0.7 cents.

By Order of the Board

Tan Wah Nam
Company Secretary
24 June 2003

Submitted by Tan Wah Nam, Company Secretary on 24/06/2003 to the SGX

MASNET No. 5 OF 24.06.2003
Announcement No. 6

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "SALE OF 50% INTERESTS IN KING STREET WHARF AND FRESHWATER PLACE AND LAUNCH OF FOURTH WHOLESALE PROPERTY TRUST"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matters. Attached AHL's announcement is for information.

Australand.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 24/06/2003 to the SGX

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ASX ANNOUNCEMENT No. 15/03

24 June 2003

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Mr Benjamin Toh
Vice President
Head of Trading Management
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre1
SINGAPORE 068804

SALE OF 50% INTERESTS IN KING STREET WHARF AND FRESHWATER PLACE AND LAUNCH OF FOURTH WHOLESALE PROPERTY TRUST

Australand is pleased to advise that it has entered into contracts to sell 50% interests in the King Street Wharf, Sydney and Freshwater Place, Melbourne commercial office developments to Commonwealth Property Office Fund (CPA), managed by Colonial First State Property Limited for a total price of $244 million.

The King Street Wharf development, pre-committed to KPMG expected to be completed by December 2003, 50% of which will be sold for $110 million. The Freshwater Place development, with PricewaterhouseCoopers as the main anchor tenant and expected to be completed by February 2005, 50% of which will be sold for $134 million. A deposit of $20 million will be paid by CPA on 27 June 2003 with the balance paid progressively over the construction period with final payments due on practical completion.

Australand has provided rental guarantees on the unleased space in both properties, commencing from practical completion. The Company is confident that the rental guarantees will only have a modest impact on the Group's profitability, as it expects that both properties will be substantially leased by, or shortly after, practical completion.

Australand's Managing Director Mr Brendan Crotty said today "The Company is pleased to have concluded the sale of the properties which was foreshadowed at the Company's Annual General Meeting on 22 April, 2003. The profit generated by the sale of King Street Wharf will emerge during 2003 and for Freshwater, reportable profit will emerge during 2003 and 2004."

Mr Crotty said that the sale of the two fifty percent interests achieved a better overall outcome for shareholders when compared to the previously announced intention to form a wholesale office trust to hold the assets with a view to stapling the units in this trust to the Company's shares at a later date.

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne	Brisbane	Perth
Level 3	Level 5	32 Logan Road	Level 2
1C Homebush Bay Drive	658 Church Street	Woolloongabba QLD 4102	47 Colin Street
Rhodes NSW 2138	Richmond VIC 3121	PO Box 1365	West Perth WA 6005
Locked Bag 2106	Telephone: 03 9426 1000	Coorparoo QLD 4151	Telephone: 08 9486 4500
North Ryde NSW 1670	Facsimile: 03 9426 1050	Telephone: 07 3391 7466	Facsimile: 08 9486 4200
DX 8419 Ryde		Facsimile: 07 3891 1389	
Telephone: 02 9767 2000			

Wholesale Property Trust

Australand also announced today the launch of Australand Wholesale Property Trust No. 4 the key asset of which will be the Company's remaining 50% interest in the Freshwater Commercial Office Tower. Australand's intention is for the Trust to raise $117 million of equity with Australand co-investing up to 20% of the equity in the Trust.

The Trust's property portfolio comprises four premium commercial and industrial properties:

- Freshwater Place office, Melbourne (50% interest - $134 million - February 2005 completion)
- Qantas office, Mascot ($35.6 million – March 2004 completion)
- Smeaton Grange industrial, Sydney ($47m – completed and leased to Coles Myer)
- Huntingwood industrial, Sydney ($32m – completed and leased to Coles Myer)

Trust investors will receive a guaranteed 8.75% annualised return from subscription until 30 June 2004 and then 9.0% until practical completion of the last property in February 2005. The Trust will generate an estimated average pre-tax income yield of 9.33% per annum to 30 June 2008 with significant tax advantaged benefits.

The establishment of the Trust follows the successful establishment of the first three Australand sponsored wholesale property trusts. With the completion of this Trust, Australand will be managing a portfolio of new industrial and commercial properties within its Trusts valued at approximately $800 million.

Australand intends that the Trust will either be eventually acquired by the Australand group or listed on the Australian Stock Exchange.

JBWere Limited has acted as financial advisor to Australand on the establishment of this Trust and has agreed to underwrite the non-Australand equity component of $93.6 million.

For further information please contact:
Phil Mackey
Company Secretary
Tel (02) 9767 2182

MASNET No. 7 OF 26.06.2003
Announcement No. 7

CAPITALAND LIMITED

OPTION AGREEMENT DATED 20 DECEMBER 2002 ENTERED INTO BETWEEN CAPITALAND COMMERCIAL LIMITED AND INTERNATIONAL MERCHANDISE MART LTD RELATING TO THE IMM BUILDING

Further to the announcement made by CapitaLand Limited (the "Company") on 20 December 2002 that CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of the Company, had entered into a conditional Put and Call Option Agreement dated 20 December 2002 (the "Option Agreement") with International Merchandise Mart Ltd ("IMM Ltd") in relation to the sale and purchase of the building known as the IMM Building (the "Property"), the Directors of the Company are pleased to announce that CCL has today exercised the call option (the "Call Option") under the Option Agreement, and nominated Bermuda Trust (Singapore) Limited (as trustee for CapitaMall Trust) to be the purchaser of the Property, for a total cash consideration of S$247.4 million.

Pursuant to the exercise of the Call Option, Bermuda Trust (Singapore) Limited (as trustee for CapitaMall Trust) and IMM Ltd have, today, entered into a separate sale and purchase agreement for the purchase of the Property and completed the purchase of the Property.

By Order of the Board

Tan Wah Nam
Company Secretary
26 June 2003

Submitted by Tan Wah Nam, Company Secretary on 26/06/2003 to the SGX

MASNET No. 13 OF 26.06.2003
Announcement No. 13

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CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued the following announcement and news release:-

1) Announcement - "Completion of the acquisition of IMM Building"; and

2) News Release - "CapitaMall Trust completes purchase of IMM Building".

Attached CMTML's announcement and news release are for information.

CMT's annc.pdf

CMT's news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/06/2003 to the SGX

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MASNET No. 8 OF 26.06.2003
Announcement No. 8

CAPITAMALL TRUST

COMPLETION OF THE ACQUISITION OF IMM BUILDING

The Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that Bermuda Trust (Singapore) Limited, as trustee of CMT, has today entered into a sale and purchase agreement with International Merchandise Mart Ltd and has completed the acquisition of IMM Building for CMT.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
Singapore
26 June 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 26/06/2003 to the SGX

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NEWS RELEASE

26 June 2003
For Immediate Release

CapitaMall Trust completes purchase of IMM Building

Singapore, 26 June 2003 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT) is pleased to announce that Bermuda Trust (Singapore) Limited (as trustee for CMT) and International Merchandise Mart (IMM) Ltd have entered into a sale and purchase agreement for IMM Building and completed the transaction today.

Said Mr Pua Seck Guan, CEO of CMTML, "We are very pleased to announce the completion of the purchase of IMM Building. It provides significant yield-accretion to unitholders, as reflected in the CMT unit price, which increased 11% from S$1.06 at the announcement of the acquisition, to S$1.18 per unit at close of market yesterday. Furthermore, with the completion of this acquisition, CMT's market capitalisation (based on the closing price of S$1.18 per unit) would increase from S$0.87 billion to S$1.01 billion, a rise of more than 16%. This acquisition also strengthens CMT's income stream, and increases its geographical diversification to cater to different tenancy demands in the western part of Singapore."

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments currently received from a diverse range of over 400 leases from local and international tenants, which, with the addition of IMM Building to the CMT portfolio, increases to

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over 900 leases. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. CMT has performed well and exceeded initial forecasts for 2002 and the first quarter of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID : 68233541; Email : julie.ong@capitaland.com.sg
John Teo, DID : 68233213; Email : john.teo@capitaland.com.sg

MASNET No. 9 OF 26.06.2003
Announcement No. 9

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "EXERCISE OF OPTIONS BY THE ASCOTT GROUP LIMITED TO PURCHASE ALL OUTSTANDING SERIES NO. 004 S$24, 000, 000 VARIABLE RATE NOTES DUE 2005, SERIES NO. 008 S$27, 750, 000 VARIABLE RATE NOTES DUE 2007, AND SERIES NO. 009 S$10, 000, 000 VARIABLE RATE NOTES DUE 2007 OF THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott annc - 26 Jun 2003.pd

Ascott - Series004.pdf Ascott - Series008.pdf Ascott - Series009.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/06/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

EXERCISE OF OPTIONS BY THE ASCOTT GROUP LIMITED TO PURCHASE ALL OUTSTANDING SERIES NO.004 S$24,000,000 VARIABLE RATE NOTES DUE 2005, SERIES NO.008 S$27,750,000 VARIABLE RATE NOTES DUE 2007, AND SERIES NO.009 S$10,000,000 VARIABLE RATE NOTES DUE 2007 OF THE ASCOTT GROUP LIMITED

The Ascott Group Limited (the "Company") wishes to release copies of the notices of the exercise of its options to purchase the following medium term notes, all of which were issued by it under its S$350,000,000 Secured Medium Term Note Programme established in July 2000 :

(a) all Series No.004 S$24,000,000 Variable Rate Notes Due 2005 (the "Series No.004 Notes");

(b) all Series No.008 S$27,750,000 Variable Rate Notes Due 2007 (the "Series No.008 Notes"); and

(c) all Series No.009 S$10,000,000 Variable Rate Notes Due 2007 (the "Series No.009 Notes").

The notices are also being sent to the holders of the Series No.004 Notes, the Series No.008 Notes and the Series No.009 Notes through Citicorp Investment Bank (Singapore) Limited, the Issuing and Paying Agent for all of the same. The Company intends to cancel all the said notes upon completion of such purchases.

(See copy of notices attached)

By Order of the Board

Shan Tjio
Company Secretary
26 June 2003

82-4507

THE ASCOTT GROUP LIMITED
(FORMERLY KNOWN AS THE ASCOTT LIMITED)

S$350,000,000 SECURED MEDIUM TERM NOTE PROGRAMME OF
THE ASCOTT GROUP LIMITED

SERIES NO.004 S$24,000,000 VARIABLE RATE NOTES DUE JULY 2005

To : (1) All holders of the Series No.004 S$24,000,000 Variable Rate Notes due July 2005 of The Ascott Group Limited (the "Issuer") issued under the S$350,000,000 Secured Medium Term Note Programme (the "Series No.004 Noteholders")

(2) DBS Trustee Limited, as Trustee for the holders of the Notes (the "Trustee")

(3) Citicorp Investment Bank (Singapore) Limited, as Issuing and Paying Agent (the "Issuing and Paying Agent")

Important Notice

Exercise of Issuer's option to purchase all Series No.004 S$24,000,000 Variable Rate Notes due July 2005 (the "Series No.004 Notes") issued and outstanding under the S$350,000,000 Secured Medium Term Note Programme of The Ascott Group Limited (formerly known as The Ascott Limited)

NOTICE IS HEREBY GIVEN THAT all Series No.004 Notes outstanding as at 14 July 2003 will be purchased by the Issuer on 14 July 2003 at 100% of the principal amount of such Series No.004 Notes (as stated in the Global Note representing the Series No.004 Notes) together with interest accrued thereon up to (but excluding) 14 July 2003.

Terms and expressions used in this notice shall, unless herein defined, have the meanings and constructions assigned to them in the Trust Deed dated 12 July 2000, entered into between the Issuer and the Trustee, constituting the notes issued under the Issuer's S$350,000,000 Secured Medium Term Note Program.

Purchase of Series No.004 Notes and Payment of Interest

(1) Under Condition 5(b) of the Series No.004 Notes read together with paragraphs 9 and 18 of the Pricing Supplement dated 3 July 2000 relating to the Series No.004 Notes, the Issuer may, by giving not more than 14 business days' and not less than 10 business days' notice to the Series No.004 Noteholders of the Issuer's exercise of its option to purchase the Series No.004 Notes, purchase all the Series No.004 Notes on the Interest Payment Date falling on 14 July 2003, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(2) This notice is given pursuant to Condition 5(b) of the Series No.004 Notes and paragraphs 9 and 18 of the said Pricing Supplement dated 3 July 2000, and constitutes the Issuer's notice to the Trustee, the Issuing and Paying Agent and the Series No.004 Noteholders of the Issuer's intention to purchase on 14 July 2003 all Series No.004 Notes outstanding as at such date, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(3) The Issuer shall make payment of 100% of the principal amount of the Series No.004 Notes, together with interest accrued thereon, to the Issuing and Paying Agent, who will effect payments on each of the Series No.004 Notes against its presentation and surrender at the office of the Issuing and Paying Agent at 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.

Dated this 26th day of June 2003.

THE ASCOTT GROUP LIMITED

82-4507

THE ASCOTT GROUP LIMITED
(FORMERLY KNOWN AS THE ASCOTT LIMITED)

S$350,000,000 SECURED MEDIUM TERM NOTE PROGRAMME OF
THE ASCOTT GROUP LIMITED

SERIES NO.008 S$27,750,000 VARIABLE RATE NOTES DUE JANUARY 2007

To : (1) All holders of the Series No.008 S$27,750,000 Variable Rate Notes due January 2007 of The Ascott Group Limited (the "Issuer") issued under the S$350,000,000 Secured Medium Term Note Programme (the "Series No.008 Noteholders")

(2) DBS Trustee Limited, as Trustee for the holders of the Notes (the "Trustee")

(3) Citicorp Investment Bank (Singapore) Limited, as Issuing and Paying Agent (the "Issuing and Paying Agent")

Important Notice

Exercise of Issuer's option to purchase all Series No.008 S$27,750,000 Variable Rate Notes due January 2007 (the "Series No.008 Notes") issued and outstanding under the S$350,000,000 Secured Medium Term Note Programme of The Ascott Group Limited (formerly known as The Ascott Limited)

NOTICE IS HEREBY GIVEN THAT all Series No.008 Notes outstanding as at 14 July 2003 will be purchased by the Issuer on 14 July 2003 at 100% of the principal amount of such Series No.008 Notes (as stated in the Global Note representing the Series No.008 Notes) together with interest accrued thereon up to (but excluding) 14 July 2003.

Terms and expressions used in this notice shall, unless herein defined, have the meanings and constructions assigned to them in the Trust Deed dated 12 July 2000, entered into between the Issuer and the Trustee, constituting the notes issued under the Issuer's S$350,000,000 Secured Medium Term Note Program.

Purchase of Series No.008 Notes and Payment of Interest

(1) Under Condition 5(b) of the Series No.008 Notes read together with paragraphs 9 and 18 of the Pricing Supplement dated 9 January 2002 relating to the Series No.008 Notes, the Issuer may, by giving not more than 14 business days' and not less than 10 business days' notice to the Series No.008 Noteholders of the Issuer's exercise of its option to purchase the Series No.008 Notes, purchase all of the Series No.008 Notes on the Interest Payment Date falling on 14 July 2003, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(2) This notice is given pursuant to Condition 5(b) of the Series No.008 Notes and paragraphs 9 and 18 of the said Pricing Supplement dated 9 January 2002, and constitutes the Issuer's notice to the Trustee, the Issuing and Paying Agent and the Series No.008 Noteholders of the Issuer's intention to purchase on 14 July 2003, all Series No.008 Notes outstanding as at such date, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(3) The Issuer shall make payment of 100% of the principal amount of the Series No.008 Notes, together with interest accrued thereon, to the Issuing and Paying Agent, who will effect payments on each of the Series No.008 Notes against its presentation and surrender at the

office of the Issuing and Paying Agent at 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.

Dated this 26th day of June 2003.

THE ASCOTT GROUP LIMITED

82-4507

THE ASCOTT GROUP LIMITED
(FORMERLY KNOWN AS THE ASCOTT LIMITED)

S$350,000,000 SECURED MEDIUM TERM NOTE PROGRAMME OF THE ASCOTT GROUP LIMITED

SERIES NO.009 S$10,000,000 VARIABLE RATE NOTES DUE JULY 2007

To : (1) All holders of the Series No.009 S$10,000,000 Variable Rate Notes due July 2007 of The Ascott Group Limited (the "Issuer") issued under the S$350,000,000 Secured Medium Term Note Programme (the "Series No.009 Noteholders")

(2) DBS Trustee Limited, as Trustee for the holders of the Notes (the "Trustee")

(3) Citicorp Investment Bank (Singapore) Limited, as Issuing and Paying Agent (the "Issuing and Paying Agent")

Important Notice

Exercise of Issuer's option to purchase all Series No.009 S$10,000,000 Variable Rate Notes due July 2007 (the "Series No.009 Notes") issued and outstanding under the S$350,000,000 Secured Medium Term Note Programme of The Ascott Group Limited (formerly known as The Ascott Limited)

NOTICE IS HEREBY GIVEN THAT all Series No.009 Notes outstanding as at 14 July 2003 will be purchased by the Issuer on 14 July 2003 at 100% of the principal amount of such Series No.009 Notes (as stated in the Global Note representing the Series No.009 Notes) together with interest accrued thereon up to (but excluding) 14 July 2003.

Terms and expressions used in this notice shall, unless herein defined, have the meanings and constructions assigned to them in the Trust Deed dated 12 July 2000, entered into between the Issuer and the Trustee, constituting the notes issued under the Issuer's S$350,000,000 Secured Medium Term Note Program.

Purchase of Series No.009 Notes and Payment of Interest

(1) Under Condition 5(b) of the Series No.009 Notes read together with paragraphs 9 and 18 of the Pricing Supplement dated 9 July 2002 relating to the Series No.009 Notes, the Issuer may, by giving not more than 14 business days' and not less than 10 business days' notice to the Series No.009 Noteholders of the Issuer's exercise of its option to purchase all the Series No.009 Notes on the Interest Payment Date falling on 14 July 2003, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(2) This notice is given pursuant to Condition 5(b) of the Series No.009 Notes and paragraphs 9 and 18 of the said Pricing Supplement dated 9 July 2002, and constitutes the Issuer's notice to the Trustee, the Issuing and Paying Agent and the Series No.009 Noteholders of the Issuer's intention to purchase on 14 July 2003, all Series No.009 Notes outstanding as at such date, at 100% of their principal amount together with interest accrued up to (but excluding) such date.

(3) The Issuer shall make payment of 100% of the principal amount of the Series No.009 Notes, together with interest accrued thereon, to the Issuing and Paying Agent, who will effect payments on each of the Series No.009 Notes against its presentation and surrender at the office of the Issuing and Paying Agent at 300 Tampines Avenue 5, #07-00, Tampines Junction, Singapore 529653.

82-4507

Dated this 26th day of June 2003.

THE ASCOTT GROUP LIMITED

MASNET No. 67 OF 27.06.2003
Announcement No. 67

CAPITALAND LIMITED

SALE AND PURCHASE AGREEMENT RELATING TO SIAM HOLDINGS LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Commercial Limited ("CCL"), has today entered into a sale and purchase agreement (the "Agreement") with The Ascott Holdings Limited ("TAHL") to transfer its 500,000 ordinary shares of S$1.00 each in the capital of Siam Holdings Ltd ("Siam Holdings"), representing the entire issued ordinary share capital of Siam Holdings, to TAHL (the "Transaction"). TAHL is a wholly-owned subsidiary of The Ascott Group Limited ("Ascott"), in which CapitaLand in turn has a 68.9% interest.

The consideration of S$1.00, to be satisfied in cash, was arrived at on a willing buyer-willing seller basis.

Siam Holdings is a company incorporated in Singapore and has a 30% interest in Sathorn Supsin Company Limited ("SSC"), a company organised and existing under the laws of Thailand. The other main shareholders in SSC are Golden Land Property Development Public Company Limited and Merit Holdings (1989) Co., Ltd. Siam Holdings has a negative net book value of approximately S$9.82 million as at 31 December 2002 (based on its audited financial statements for the financial year ended 31 December 2002), which includes a sum of approximately S$10.62 million being shareholder's loans ("Shareholder's Loans") granted by CCL to Siam Holdings. CCL will waive the Shareholder's Loans upon completion of the Transaction.

SSC owns and is the developer of a leasehold property known as Piraya Tower at 187 South Sathorn Road, Sathorn District Bangkok Metropolis, Thailand (the "Property"). The original intention of CCL was to develop the Property into an office tower. CCL has taken the view that this is no longer financially viable. The Transaction is in line with CCL's strategy to divest its non-core assets.

Completion of the Transaction is expected to take place on 1 July 2003. Upon completion, CapitaLand's indirect effective interest in Siam Holdings will be reduced from 100%, through its interest in CCL, to 68.9%, through its interest in Ascott. Siam Holdings will then become an indirect wholly-owned subsidiary of Ascott.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

Mr Lim Chin Beng, a Director of CapitaLand, is also the Chairman of Ascott. Mr Liew Mun Leong, the President and Chief Executive Officer of CapitaLand, is also the Deputy Chairman of Ascott and Chairman of CCL. Mr Richard E Hale, a Director of CapitaLand, is also a Director of Ascott. Mr Kee Teck Koon, the Chief Executive Officer and Director of CCL, is also a Director of Ascott. Mr Eugene Paul Lai Chin Look, the Chief Executive Officer of Ascott, is also an executive officer of CapitaLand. Mr Lui Chong Chee, the Chief Financial Officer of CapitaLand, is also the Alternate Director to Mr Liew Mun Leong on the Board of Ascott, and a Director of CCL.

Save as disclosed above, none of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Transaction described above.

A copy of the Agreement is available for inspection during normal business hours at the registered office of CapitaLand at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date hereof.

By Order of the Board

Jessica Lum
Assistant Company Secretary
27 June 2003

Submitted by Jessica Lum, Assistant Company Secretary on 27/06/2003 to the SGX

MASNET No. 78 OF 27.06.2003
Announcement No. 78

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF ENTIRE EQUITY INTEREST IN SIAM HOLDINGS LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.



Ascott's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 27/06/2003 to the SGX

82-4507

MASNET No. 65 OF 27.06.2003
Announcement No. 65

THE ASCOTT GROUP LIMITED

ACQUISITION OF ENTIRE EQUITY INTEREST IN SIAM HOLDINGS LTD

The Acquisition

The Board of Directors of The Ascott Group Limited ("**Ascott**" or the "**Company**") wishes to announce that the Company's wholly owned subsidiary, The Ascott Holdings Limited ("**TAHL**"), has on 27 June 2003 entered into a sale and purchase agreement (the "**Agreement**") with CapitaLand Commercial Limited ("**CapitaLand Commercial**"), a wholly owned subsidiary of CapitaLand Limited ("**CapitaLand**"), for the acquisition (the "**Acquisition**") of 500,000 ordinary shares of SGD1 each in the capital of Siam Holdings Ltd ("**Siam Holdings**"), a company incorporated in Singapore. The 500,000 ordinary shares to be acquired pursuant to the Agreement represent the entire issued and paid-up share capital of Siam Holdings.

The aggregate purchase consideration for the Acquisition is SGD1 (the "**Consideration**"), and was arrived at on a willing buyer and willing seller basis. Completion (the "**Completion**") of the Acquisition will take place on 1 July 2003, and the Consideration will be satisfied in cash. As of 1 July 2003, Siam Holdings will be an indirect wholly owned subsidiary of the Company.

As at the date of the Agreement, Siam Holdings has a 30% interest (comprising 15,000,000 ordinary shares of THB10 each) in Sathorn Supsin Company Limited ("**SSC**"), a company organised and existing under the laws of Thailand, with a total issued and paid-up capital of 50,000,000 ordinary shares of THB10 each. The other shareholders in SSC are Golden Land Property Development Public Company Limited ("**Golden Land**") (50.99%), Merit Holdings (1989) Limited ("**Merit**") (19%) and 4 Thai nationals holding an aggregate of 20 shares (0.00004%).

SSC is the legal and beneficial owner, as well as the developer, of a leasehold property, situated at 187 South Sathorn Road, Sathorn District Bangkok Metropolis, Thailand (the "**Property**"). SSC intends to complete the development of the Property into a serviced residence cum residential property to be managed by the Company.

Based on the audited financial statement of Siam Holdings for the year ended 31 December 2002, Siam Holdings has a negative net book value of SGD9.82 million, which includes a sum of SGD10.62 million, being a shareholder's loan (the "Shareholder's Loan") granted by CapitaLand Commercial to Siam Holdings. At Completion, CapitaLand Commercial will waive the Shareholder's Loan.

82-4507

Shareholders Agreement

In connection with the Acquisition, Siam Holdings will be entering into a shareholders agreement with Golden Land (the "**Shareholders Agreement**"), relating to SSC. Under the Shareholders Agreement, *inter alia,* the parties shall procure that the shareholding structure of SSC will be restructured such that (i) Siam Holdings will increase its shareholding in SSC from the current 30% to 38%. (comprising 19,000,000 ordinary shares of THB10 each), (ii) Golden Land will increase its shareholding from the current 50.99% to 56.99% (comprising 28,499,980 ordinary shares of THB10 each) and (iii) Merit will reduce its shareholding from the current 19% per cent. to 5% (comprising 2,500,000 ordinary shares of THB 10 each). The 20 shares (0.00004%) in SSC held by the 4 Thai nationals remain unchanged.

Management of the Property

In conjunction with the Acquisition, the Company will be entering into a pre-opening services agreement and a management agreement with SSC, through its indirect wholly owned subsidiary, Ascott International Management (Thailand) Limited (**"AIM Thailand"**), pursuant to which AIM Thailand will be appointed as the adviser to and manager of the Property.

Rationale

The Acquisition is in line with the Company's strategy to enhance its presence and expand its critical mass in major cities across South East Asia.

Financial Effects

The Acquisition is not expected to have a material impact on the earnings per share and the net tangible assets per share of the Ascott group for the financial year ending 31 December 2003.

Interests of Directors and Substantial Shareholders

CapitaLand has a 68.9 per cent. shareholding in the Company. CapitaLand Commercial is a wholly owned subsidiary of CapitaLand. Accordingly, the Acquisition is an interested person transaction for the purposes of Chapter 9 of the Singapore Exchange Securities Trading Limited Listing Manual.

The approval of the shareholders of the Company is not required for the Acquisition as the total value of the Acquisition represents less than 3% of the latest audited net tangible assets of the Ascott group of approximately S$1.1 billion as at 31 December 2002, whether computed by itself, or aggregated with other interested person transactions with the CapitaLand group falling outside the ambit of the Company's shareholders' mandate for interested person transactions during the current financial year.

The Company's Audit Committee has reviewed the Acquisition, and is satisfied that the transaction is arms-length and is not prejudicial to the interests of the Company and its minority shareholders.

Mr Lim Chin Beng, the Chairman of the Company, Mr Liew Mun Leong, the Deputy Chairman of the Company, and Mr Richard E Hale are directors of CapitaLand. Mr Eugene Paul Lai Chin Look, Mr Kee Teck Koon and Mr Lui Chong Chee (alternate director to Mr Liew Mun Leong) are executive officers of CapitaLand. Mr. Liew Mun Leong, Mr. Kee Teck Koon and Mr Lui Chong Chee are also directors of CapitaLand Commercial.

Save as disclosed, none of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the Acquisition.

By Order of the Board

Keong Wen Hui
Asst. Company Secretary
27 June 2003
Singapore

Submitted by Keong Wen Hui, Asst. Company Secretary on 27/06/2003 to the SGX

82-4507

MASNET No. 63 OF 27.06.2003
Announcement No. 63

CAPITALAND LIMITED

INCREASE IN UNITHOLDING IN CAPITAMALL TRUST

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Premier Healthcare Services International Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand, has purchased 30 million units in CapitaMall Trust ("Units") (representing approximately 3.5% of the issued Units) from Fairprice Investment Pte Ltd for an aggregate cash consideration of S$32,100,000 or S$1.07 per Unit. The transaction was a married deal, and was effected earlier today.

The closing price of the Units on Singapore Exchange Securities Trading Limited is S$1.14 per Unit today.

Following the above acquisition, CapitaLand's deemed interest in the Units has increased from 260,265,538 Units to 290,265,538 Units, representing 33.76% of the issued Units.

The above transaction is not expected to have any material impact on the earnings per share or the net tangible asset of CapitaLand and its subsidiaries for the current financial year ending 31 December 2003.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Jessica Lum
Assistant Company Secretary
27 June 2003

Submitted by Jessica Lum, Assistant Company Secretary on 27/06/2003 to the SGX

82-4507

MASNET No. 9 OF 30.06.2003
Announcement No. 15

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT SECURES MANAGEMENT CONTRACT FOR SERVICED RESIDENCE IN MELBOURNE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has issued a news release on the above matter. Attached Ascott's news release is for information.



News Release - Somerset Botanic Garden.F

Submitted by Jessica Lum, Assistant Company Secretary on 30/06/2003 to the SGX

82-4507



THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 30, 2003
For Immediate Release
Contact:

Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

Ascott Secures Management Contract For Serviced Residence In Melbourne

The Ascott Group, a leading international serviced residence company, has secured the management contract for a 127-unit operational serviced residence in Melbourne, Australia.

Located near Melbourne's central business district, the property at St Kilda overlooks the city's Royal Botanic Gardens and is close to the Arts Centre, Crown Casino, offices and shops.

Ascott will manage the residence for seven years, with the option to renew the contract for a further two consecutive five-year terms. It will relaunch the property as Somerset Botanic Gardens, an upper-tier serviced residence targeted at senior to upper management executives, next month.

Somerset Botanic Gardens offers stylish studio to two-bedroom suites, with a heated indoor pool, gym, spa, sauna and conference facilities.

The Ascott Group has more than 13,500 serviced apartments in over 100 properties at 37 cities across Europe, Asia and Australasia. In Australia, it manages 850 serviced residence units in Melbourne, Sydney and Hobart under its upper-tier Somerset and mid-tier Oakford brands.

Ascott's deputy CEO (Operations), Mr Cameron Ong, said: "Melbourne's vibrant corporate business base and leisure market will sustain healthy demand for serviced residences.

"Australia's continuing strong economy and major events such as the Rugby World Cup, Melbourne Cup horse races and lead-up to the 2006 Commonwealth Games will further spur demand for short to medium-term apartment style accommodation."

- more -

82-4507

Building Somerset Brand In Australia
Mr Ong added that the management contract is part of the group's major initiative this year to increase the market penetration of its Somerset brand in Australia. In Southeast and North Asia, Somerset commands brand leadership for the upper-tier serviced residence category.

Later this year, Ascott will rebrand and relaunch four existing properties as Somerset serviced residences in Sydney, Hobart and Melbourne. It will also open two new Somerset properties – the 135-unit Somerset on Elizabeth in Melbourne and 173-unit Somerset North Ryde in Sydney.

Somerset Botanic Gardens
Mr Ong said that the Somerset Botanic Gardens management contract is in line with Ascott's strategy to grow its Australian portfolio through securing more management contracts. The increased proportion of management fee income in its earnings will improve its capital productivity.

He added the serviced residence will rapidly build its occupancy and profitability by tapping Ascott's extensive international sales and marketing network and economies of scale in Australia.

The Somerset Botanic Gardens management contract is not expected to have any material impact on Ascott's financial results for the current financial year.

Issued by : The Ascott Group Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Website: www.the-ascott.com

Date : June 30, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

82-4507

Background - About The Ascott Group's Properties in Australia

A. Serviced Residences

In Sydney

Somerset Hyde Park – 53 units, CBD
In the heart of Sydney's CBD and overlooking Hyde Park, each of the residence' one and two-bedroom suites features a private balcony and designer bedroom. Facilities include an indoor heated pool, gym, spa, sauna, café and residents' lounge.

Oakford Darling Harbour - 119 units, Darling Harbour
The residence is within walking distance of Sydney's CBD and tourist attractions. Facilities include a bar and brasserie, swimming pool, gym and sauna. Units range from studio to three-bedroom suites.

Somerset North Ryde – 173 units, North Ryde (opening Q4 2003)
In the heart of Sydney's northwestern technology-belt, the residence will be equipped with innovative business facilities. Close to Lane Cove National Park and Macquarie Shopping Centre, the property is a 20-minute drive from Sydney's CBD. Facilities include a gym, pool, spa, restaurant and conference rooms. Units comprise studio and one-bedroom suites.

Oakford City West – 31 units, Camperdown
Close to the Royal Prince Alfred Hospital and Sydney University, the residence is a short stroll from Newtown and Glebe's restaurants and markets. Three kilometres from Sydney's CBD, and a five-minute drive from Darling Harbour, the residence offers one and two-bedroom suites, a pool and café.

In Melbourne

Somerset Botanic Gardens – 127 units, St Kilda
The residence on tree-lined St Kilda Road is minutes from Melbourne's CBD and cosmopolitan South Yarra. Facilities include an indoor pool, sauna, spa, gym, restaurant and conference centre. Units range from studio to two-bedroom suites.

Somerset on Elizabeth – 135 units, CBD (Opening Q4 2003)
In the heart of Melbourne's CBD, the residence is a stroll from Bourke Street Mall and Myer department store, offices and entertainment areas. Somerset on Elizabeth will offer one and two-bedroom suites. Facilities include a gym, sauna, jogging track and spa.

Oakford Gordon Place – 63 units, CBD
Within Melbourne's CBD, the residence is a short walk to theatres, Bourke Street Mall and Chinatown. Surrounding a spacious inner courtyard, the National Trust listed property offers studio, one and two-bedroom suites. Facilities include a spa, swimming pool and gym.

Oakford on Collins – 54 units, CBD
At the corner of Collins and Swanston streets, the residence is in the heart of the city's business, shopping and entertainment districts. Next to the Regent and Athenaeum theatres, it is a short walk from Southbank and Arts Centre. Facilities include a gym, spa and business centre. Units comprise one and two-bedroom suites.

Oakford Gordon Towers – 54 units, CBD
In the heart of the CBD, the property is a stroll away from the waterfront restaurants and boutiques at Southgate and a short tram ride from Queen Victoria Market and the shopping villages of St Kilda and Chapel Street. The residence offers one and two-bedroom suites, a pool, spa and gym.

Oakford on Lygon – 53 units, Carlton
Next to the popular Lygon Street entertainment district in the CBD, the residence is close to the cafes of downtown Carlton, Melbourne's 'Little Italy'. The Royal Exhibition Building, hospitals and universities are nearby. The property offers one to three-bedroom suites and a business centre.

Oakford The Mews – 40 units, South Yarra
Surrounded by boutiques and cafes, the residence is adjacent to the fashionable Prahran Market and close to the shops and restaurants at Chapel Street and Toorak Road. Units range from one to three-bedroom suites, with Internet access.

In Hobart
Oakford on the Pier – 56 units, Salamanca Place
Surrounded by water on three sides, the residence offers panoramic views of Derwent River and Hobart's waterfront activities. Units range from one-bedroom suites to family studios with loft-style bedrooms. Facilities include a gym and business centre.

Oakford on Salamanca – 18 units, Salamanca Place
A short walk from Salamanca Place's popular weekend market, the residence offers studio to two-bedroom suites, with a private balcony or courtyard. Facilities include a gym and business centre services.

B. Corporate Leasing
The Ultimate Apartments – 24 units, South Yarra
The residence is close to the shopping and dining areas at Chapel Street and Toorak Road. Units comprise two and three-bedroom townhouses.

Potts Point Apartments – 35 units, Potts Point
Offering views of the Sydney Opera House and Sydney Harbour Bridge, the residence is minutes away from the CBD. Units range from studio apartments to penthouses.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 100 properties across 37 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com.

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MASNET No. 62 OF 30.06.2003
Announcement No. 68

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF RESIDENTIAL UNITS AT KALLISTA RESIDENCES BY SIAM REAL ESTATE FUND, THAILAND"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.



Kallista-Sale.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 30/06/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

SALE OF RESIDENTIAL UNITS AT KALLISTA RESIDENCES BY SIAM REAL ESTATE FUND, THAILAND

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Siam Real Estate Fund ("SREF"), a property fund established in Bangkok, Thailand jointly controlled by Golden Land Property Development Public Company Limited (60%) and the Company (40%), has recently released 61 units (the "Sale Units") of the 82-unit Kallista Residences for sale to the public at an average price of THB 57,800 psm (equivalent to SGD 2,427.60 psm).

The Company's wholly owned subsidiary incorporated in Thailand, Ascott International Management (Thailand) Limited ("AIMT"), is currently managing the Kallista Residences. In accordance with the Management Agreement entered into between AIMT and SREF on 1 June 2000, SREF is required to compensate AIMT in the event that the Sale Units are sold without management contracts. The compensation will be at THB1,943 psm.

RATIONALE FOR THE SALE

The prices of residential properties in Thailand have risen considerably over the last two years. SREF has decided to sell the units in the Kallista Residences to capitalise on the buoyant market. The sale is also in line with the Company's strategy to be asset-light.

FINANCIAL EFFECTS

As of 31 May 2003, SREF sold a total of 39 Sale Units, and the Company's share of the profits (including compensation) amounted to approximately THB113 million (equivalent to SGD4.75 million). The profit will be recognised in the Company's second quarter 2003 results.

The sale of the 39 Sale Units will increase the earnings per share and the net tangible assets per share of the Group by SGD0.31 cents for the financial year ending 31 December 2003.

Assuming all the Sale Units are fully sold by SREF without management contracts, the Company's share of the profits including compensation is estimated to be approximately THB170 million (equivalent to SGD7.14 million), and the earnings per share and the net tangible assets per share of the Group are expected to increase by SGD0.46 cents for the financial year ending 31 December 2003.

The proceeds from the Sale Units will be re-invested into other serviced residence projects with good growth and return potential.

DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

None of the Directors and Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

82-4507

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
Date : 30 June 2003

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